





2001 ANNUAL REPORT


BROWN SHOE

With a footwear portfolio covering everyone from great kids to great-grandparents, Brown Shoe is in



the business of family and... we've set our sights on the future.


Reebok




Famous Footwear

NIKE SKECHERS NEW BALANCE REEBOK ADIDAS ROCKPORT VANS LI


Famous
Footwear

where america's families shop for branded footwear.

Moms can tell you how to make shoe shopping fun. Just put the high-profile brands they need for athletes of all ages, tough-to-please teens and hard-playing pre-schoolers–all under one easy-to-find roof. Then price them for less.

Famous Footwear offers a wide selection of brands and styles that satisfy every member of the family. And with over 900 store locations in all 50 states, one-stop shopping is always around the corner.

Satisfied shoppers created daily. It's no wonder Famous Footwear is the largest retailer of brand-name, value-priced footwear for the American family.

STRIDE K-SWISS NUNN BUSH KEDS NATURALIZER WOLVERINE TIMBERLAND



Naturalizer Retail: U.S.A. & Canada

SAN FRANCISCO TORONTO LOS ANGELES ORLANDO BOSTON


Naturalizer

where women of all ages are re-discovering Naturalizer.

Sisters. Co-workers. Daughters and Moms. More and more women are visiting Naturalizer, and many are bringing a friend.

Our 400 Naturalizer stores throughout the U.S. and Canada are attracting new, younger customers. Maybe it's the relaxed, sophisticated setting. Maybe they've simply realized they don't have to sacrifice comfort to get all of the latest and greatest new styles.

Wrap it all up and what do you have? Naturalizer re-discovered. And honored to be named *2001 Brand of the Year* by Footwear News.

SAINT LOUIS CHICAGO MIAMI MONTREAL NEW YORK


Naturalizer


Naturalizer


Naturaliz
aturalizer

Department Stores & Independent Retailers

MACY'S CARSON PIRIE SCOTT HECHT'S THE BON MARCHÉ ROBINSONS-MAY


Buster Brown

engaging women with a sense of style.

Fresh new fashions. Cutting-edge colors. Soft, supple leathers. With Naturalizer, LifeStride and Carlos by Carlos Santana footwear, Brown Shoe has them all. We even have Buster Brown styles for the youngest of our customers.

In the department store channel alone last year, Naturalizer grew sales by 40 percent, Carlos expanded to 130 stores nationwide, and LifeStride grew beyond our borders, placing shoes in 100 stores across Canada.

Style. Comfort. Excitement at retail. They've helped Brown Shoe become the second largest supplier of women's footwear to the department store channel.

ICH'S/LAZARUS/GOLDSMITH'S BURDINES FAMOUS-BARR NORDSTROM DILLARD'S






Buster Brown & Co.
The Kids' Division of Brown Shoe
$14.97

Mass Merchants & National Chains

PAYLESS SHOESOURCE   KIDS"R"US   SEARS   BAKERS   T.J. MAX


mary-kateandashley
FOOTWEAR
Dr Scholl's
ADVANCED
HEEL CUSHION
INSOLE

delighting families who shop for value.

Great product at a great price.
That's what makes us the number one outside supplier of footwear to America's mass merchants.

We bring customers the quality and features they're looking for, at prices everyone can afford.
Like Dr. Scholl's comfort technology for Dad. Or the hottest new styles for tweens, teens and Moms.
Plus a cast of characters every kid wants to wear – like Bob the Builder, Barbie, Spider-Man and more.

Real quality. Real value. Real reasons that we were honored to be recognized
as a *2001 Supplier of the Year* by both Wal-Mart and Target.

MEIJER PARADE OF SHOES ROSS TARGET WAL-MART

IMPACT ■ improved performance and competitive transformation

DEAR FELLOW INVESTORS:

As we begin 2002, we clearly have our sights set on the future. In 2001, we launched a set of bold initiatives that over time will allow us to unlock the profit and performance potential of this 123-year-old company. We've called these initiatives IMPACT, a name that stands for its goal: Improved Performance and Competitive Transformation. It is truly a transformation, one which started in the final months of fiscal 2000, and that will deliver benefits in 2002, and substantial gains by 2003 and beyond.

To our customers, we pledge that this transformation is ultimately aimed at better serving you. We're focused on improving the styles, service and value you'll find each and every time you buy our shoes. To our shareholders, we pledge that our IMPACT initiatives will touch every area of the company, and will enable us to substantially improve the freshness of our inventory, incrementally cut our expense base, improve margins, and grow earnings.

We began the process by assessing our strengths. With over $1.7 billion in revenues, Brown Shoe is a dominant player in the industry – a fact that has not been reflected in our profit levels. As you've seen in the preceding pages, few companies can match our market share across channels of footwear distribution – from the 120 million consumers who visit our stores annually, to the department stores, mass merchandisers and independent retailers who stock their 23,000 stores with our shoes. The opportunities to leverage these strengths are tremendous and within our reach.

Next, we charted our strategies. I outlined these in last year's letter, but believe they bear repeating:

- *We will focus our resources on profitably growing our highest profile businesses – Famous Footwear and Naturalizer.*



Ronald A. Fromm
Chairman, President
and Chief Executive Officer

- *We will continue to nurture the strategic retail partnerships that are the catalyst for building our wholesale division, with its strong portfolio of brands and licenses.*
- *We will improve our operating margin by dramatically improving inventory utilization, eliminating infrastructure redundancy, and implementing enterprise-wide processes, thereby capitalizing on the unique synergy that our retail and wholesale businesses afford us.*

While implementing these strategies and our IMPACT initiatives, we aggressively battled to maintain short-term financial results in a very difficult retail market. Declines in retail traffic and the need to clear inventory at Famous Footwear negatively affected our margins and overall results. We ended the year with earnings per share of $1.61, before charges, down from $2.04 in fiscal 2000. We took a nonrecurring charge of $1.84 per share in the fourth quarter in order to implement initiatives that will improve future profitablity at Famous Footwear and thoughout the enterprise. These include accelerating implementation of IMPACT merchandising initiatives at Famous Footwear, closing 97 under-performing Naturalizer stores thereby positioning the chain to be profitable by 2003, and eliminating redundant infrastructure by developing a Shared Services operating model, which allows us to improve the efficiency and effectiveness of our Information Systems, Human Resources, Finance and other administrative functions. After charges, it meant ending 2001 with an aftertax loss of $.23 per share. We anticipate that these actions will contribute approximately $13 million to aftertax earnings in fiscal 2003, or $.70 per share.

FINANCIAL HIGHLIGHTS (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

		FISCAL YEAR 2001	FISCAL YEAR 2000	FISCAL YEAR 1999
OPERATING RESULTS	Net sales	$ 1,755,848	$ 1,684,859	$ 1,594,131
	Earnings before nonrecurring and extraordinary charges	28,257	36,365	35,501
	Net earnings (loss)	(3,962)	36,365	35,501
PER SHARE OF COMMON STOCK	Earnings before nonrecurring and extraordinary charges	$ 1.61	$ 2.04	$ 1.96
	Net earnings (loss)	(.23)	2.04	1.96
	Dividends paid	.40	.40	.40
	Shareholders' equity	14.68	15.46	13.69
FINANCIAL POSITION	Total assets	$ 700,898	$ 740,069	$ 650,338
	Working capital	225,457	266,541	270,005
	Shareholders' equity	256,656	269,972	249,945

At times, we faced difficult but necessary decisions, especially in our determination to eliminate redundant and unprofitable infrastructure and trim our workforce. Ultimately, we're reshaping the company to reflect our fundamental commitment to improving our earnings base and generating a more competitive rate of return.

As you will see in the following review of division achievements, many of our businesses had outstanding performances.

DIVISION REPORTS - STRATEGIC INITIATIVES FOR GROWTH.

Famous Footwear. With 920 stores and a billion dollars in revenues, Famous Footwear is our largest division. In early 2001, we focused IMPACT initiatives on reengineering the chain's buying, merchandising and allocation functions. We instituted new processes, recruited new talent experienced in the metrics of "Freshness + Velocity," and began to embrace a new way of delivering the freshest, most popular brands and styles to our 115 million Famous Footwear customers. It starts with increased testing to identify emerging styles. We're also ordering closer to each season so we can use that testing knowledge to make the best possible buying decisions.


Famous
Footwear
NEW LARGE-FORMAT STORES

Our goals are straightforward: Have the right shoes for our customers; significantly increase our inventory turns and margin dollars, and achieve a $75 million reduction in base inventories by 2004. I'm pleased to report that we've made solid progress, as Famous Footwear reduced inventories by $30 million by year-end versus this same time last year, and "turns" are improving too.

Fortunately, our IMPACT processes had already scaled back product orders when the events of September 11th rocked the nation. For three months, consumers curtailed spending. While Famous Footwear's 2001 sales were up slightly to $1.044 billion, operating earnings before nonrecurring charges dropped to $25.5 million due to declines in same-store sales and margins, as we offered our customers tremendous bargains and aggressively cleared inventories.

With cleaner inventories and merchandising processes focused on freshness and velocity, the chain enters 2002 stronger, in better operating position, and ready to materially improve earnings. Famous Footwear also welcomes a new management team, led by Joe Wood. The team is committed not only to rebounding from a difficult 2001, but more importantly, to delivering consistent, sustainable long-term growth in sales and earnings.

In 2001, Famous Footwear took advantage of widespread construction of power strip shopping centers to open 66 new, mostly larger-format stores, which average 10,000 square feet. At the same time, we closed 71 of our smaller 5,000-square-foot stores.

In 2002, we'll continue to reposition the store base by opening approximately 50 larger-format stores and closing about 50 of the smaller stores, growing square footage by 4 percent and targeting "destination" power strip shopping centers, where our customers like to shop.

Naturalizer. Our flagship Naturalizer brand continues to outperform the industry. The Naturalizer team achieved a 28.6 percent increase in wholesale sales. Naturalizer also was named *"Brand of the Year"* by Footwear News, the industry's leading trade publication.

Naturalizer's success at wholesale comes after a multi-year investment in repositioning the brand. It continues today with an intense focus on product design. Innovative direct marketing delivers the new Naturalizer image into the hands of our target customers. Partnerships with the country's leading department stores, combined with shoes that are comfortable and affordable, have allowed us to dramatically increase Naturalizer's share of the department store shoe market, moving us from 8th to 4th place in just two years. It's an impressive accomplishment, and my thanks go out to the very talented and enthusiastic Naturalizer team.

Naturalizer remains a leading women's brand in Canada. Our 160 stores in Canada achieved a 6.3 percent same-store increase – an outstanding performance for our Canadian associates. Same-store sales in U.S. stores showed a 3.8 percent increase, and the chain narrowed its operating loss.

The Naturalizer retail chain has proven itself to be an important brand-building platform, attracting new and younger customers to our shoes. Our decision to close 97 under-performing stores, which were in unproductive locations, represents necessary action in order to make the chain profitable.


Naturalizer
DEPARTMENT STORE FOCUS SHOPS

In 2002, we will open approximately 15–20 stores in locations that meet our new standards for showcasing the brand and serving our customers – like the Naturalizer store on Lexington Avenue at 57th Street in New York City that opened this March, and our San Francisco store in Embarcadero Center that reopens with the true Naturalizer "look" this summer. We expect to end the year with a total of 225 U.S. stores and 164 Canadian stores.

Wholesale. Operating earnings, including those from Naturalizer, were up 68 percent for the Wholesale divisions to $52.0 million before charges, versus $31.0 million in 2000. Revenues increased 12.5 percent to $503.3 million. These results demonstrate the divisions' commitment to the second part of our three-part strategy, as it strengthened its strategic partnerships with the top names in retail.

Proof in point, we had the fastest growing major footwear brand within the Federated Department Store group, and Wal-Mart and Target ranked us among their best *"Suppliers of the Year"* for 2001.

Once again, the Wholesale teams made gains through product design excellence, building important brand events and developing point-of-purchase merchandising with retail partners to drive sales within stores. Dr. Scholl's and Barbie are examples of two long-standing licenses that we've developed into dominant sellers at the mass merchandise level via product innovations and merchandising; both had excellent gains in 2001.

Our women's private label/license business had another record year with double-digit sales and operating gains, and our shoes demonstrated exceptionally strong sell-throughs.

Buster Brown & Co., our kids' group, also experienced double-digit sales and operating earnings gains. Its new license offerings such as Mary-Kate and Ashley footwear for *tweens*, and new names in the children's category like Bob the Builder, Spider-Man, Hello Kitty and our own T.R.E.A.T.S. and Airborne brands will continue strong into 2002. Plus, the division again was awarded the Star Wars license by Lucas Films and will be marketing Star Wars kids' shoes in time for the 2002 movie release.

In February 2001, our Wholesale team, in collaboration with legendary guitarist Carlos Santana, launched a beautiful collection of women's shoes. The new Carlos brand received premier floor space for its initial placement in 25 Macy's West and Burdines stores. By year's end, the Carlos brand had secured floor space in 130 shoe departments of the nation's leading department stores – a testament to the quality of its design and the breadth of its appeal.

SALES SEGMENTED BY DISTRIBUTION CHANNEL


MASS MERCHANTS
No.1 outside supplier to mass merchants
DEPARTMENT STORES & INDEPENDENTS
No.2 supplier of women's footwear to the department store channel
FAMOUS FOOTWEAR
Largest retailer of brand-name, value-priced footwear for the family
NATURALIZER RETAIL
OTHER

International/Sourcing. We have been thoughtfully growing our international sales and licensing businesses, as we now sell our Naturalizer, LifeStride and several licensed products in 29 countries. It remains a small but profitable business for us and we will look to gradually expand this opportunity.

Our international sourcing operation delivered more than 65 million pairs of shoes to our stores and to our retail partners' stores in 2001. With a quality and on-time record that is broadly recognized as "best of class," team members are to be applauded for their dedication to service and production excellence. They help set Brown Shoe apart as a premier supplier of quality footwear.

E-initiatives. As online shopping becomes an integral part of many consumers' lifestyles, Brown Shoe is well positioned to complement the bricks of our stores with the clicks of our internet sites.

Last year we invested in a controlling interest in Shoes.com, Inc. We launched the sites for Shoes.com and FamousFootwear.com in Spring 2001. While these sites are still relatively new, we're pleased to see traffic and sales building on both. In addition, our Naturalizer.com site is very popular with our Naturalizer customers … and it's profitable as well.



A PORTFOLIO OF FAMILY FOOTWEAR

All three sites leverage existing inventory, distribution network and information systems to bring our customers convenience and reliability when shopping for footwear brands and styles online. I invite you to browse our sites and shop for shoes, 24 hours a day/7 days a week.

BUILDING A NEW BROWN SHOE.

Looking back upon our 123-year heritage, Brown Shoe Company for decades was the preeminent leader in the footwear industry, known worldwide for its innovation in marketing, manufacturing and retailing – consistently bringing wonderful shoes to the marketplace. I assure you that we are determined to regain the vibrancy and ingenuity that built this great company, and once again unlock its full earnings potential.

We're building a new Brown Shoe – a company committed to the pace of change necessary to compete effectively in this highly competitive environment. Focused. Fast. Smart. This has become our vision and mantra. It's embraced by our leadership, and it influences each and every decision we make.

The bold, sweeping initiatives that are well under way will fundamentally improve our competitive position, and will yield sales and earnings gains. With our strategy that focuses resources on our growth areas, commits us to freshness and velocity sell-through of our products, targets enterprise-wide improvements in operations as well as operating margin, and seeks greater synergies between our wholesale and retail businesses, we will succeed in bringing greater value to our customers and shareholders in 2002, and in the years to come.

Thank you for your continued support.

Ron Fromm

Ronald A. Fromm, Chairman, President and Chief Executive Officer



WOMEN'S

AirStep
Basswood
Bootalinos
Carlos by Carlos Santana (1)
Connie
Connie Too
Dr. Scholl's (2)
Eurosole
Eurostep
Exalt
Fanfares
F.X. LaSalle
FX
François Xavier Collection
Hot Kiss (3)
LifeStride
LS Studio
Marquise
Maserati
Naturalizer
NaturalSport
NightLife
Original Dr. Scholl's (2)
TX Traction
Vision Comfort

MEN'S AND ATHLETIC

Basswood
Big Country
Brown Shoe
Dr. Scholl's (2)
F.X. LaSalle
FX
François Xavier Collection
Nature Sole
Regal
TX Traction

CHILDREN'S

Airborne
Basswood
Barbie (4)
Bob the Builder (5)
Buster Brown
Chill Chasers by Buster Brown
Dragon Tales (6)
Hello Kitty (7)
Kipper (5)
Live Wires
Mary-Kate and Ashley (8)
Pokémon (9)
Red Goose
Sammy Sosa (10)
Spider-Man (11)
Spy Kids (12)
Star Wars (13)
The Incredible Hulk (11)
Tige
T.R.E.A.T.S.
X-Men (11)

As denoted, these brands are under license from and, in most cases, are registered trademarks of:

1 Guts & Grace Records, Inc.
2 Schering-Plough Healthcare Products, Inc.
3 Hot Kiss, Inc.
4 Mattel, Inc.
5 HIT Entertainment PLC
6 Sesame Workshop
7 Sanrio, Inc.
8 Dualstar Consumer Products L.L.C.
9 Nintendo of America, Inc. (for Canada only)
10 K.K.S.M. Inc.
11 Marvel Characters, Inc.
12 Dimension Films
13 Lucasfilm Ltd.

All other brands owned by and, in most cases, are registered trademarks of Brown Shoe Company, Inc.


WA
OR
ID
MT
ND
SD
WY
NE
NV
UT
CO
KS
CA
AZ
NM
OK
TX
MN
WI
IA
MO
AR
LA
MS
AL
TN
KY
IN
MI
OH
WV
VA
NC
SC
GA
FL
PA
NY
ME
VT
NJ
DE
ALASKA
HAWAII
GUAM
PUERTO RICO

Famous Footwear. *Brand Name Shoes For Less!*


SUPERMARKET
OF
SHOES


Factory
Brand Shoes

Family footwear stores that feature "brand names for less," located in shopping centers, regional malls and outlet centers in the U.S.

NUMBER OF STORES

2001	920
2000	925
1999	867
1998	827
1997	815


BC
ALB
SASK
MAN
ONT
QUE
NFLD
NB
NS


WA
OR
ID
MT
ND
SD
WY
NE
NV
UT
CO
KS
CA
AZ
NM
OK
TX
MN
WI
IA
IL
MO
AR
LA
MS
AL
TN
KY
IN
MI
OH
WV
VA
SC
GA
FL
PA
NY
ME
VT
NH
DE

Naturalizer

Stores selling the Naturalizer brand of women's footwear, located in regional malls and outlet centers in the U.S. and Canada.

NUMBER OF STORES

2001	456
2000	481
1999	486
1998	462
1997	464

UNITED STATES	○	○
ALABAMA	8	2
ALASKA	3	
ARIZONA	31	7
ARKANSAS	3	1
CALIFORNIA	98	33
COLORADO	26	3
CONNECTICUT	5	6
DELAWARE	3	2
FLORIDA	54	30
GEORGIA	35	10
HAWAII	4	
IDAHO	6	
ILLINOIS	65	14
INDIANA	10	7
IOWA	13	
KANSAS	16	1
KENTUCKY	2	
LOUISIANA	3	5
MAINE	3	1
MARYLAND	14	11
MASSACHUSETTS	19	5
MICHIGAN	42	16
MINNESOTA	29	10
MISSISSIPPI	4	1
MISSOURI	38	7
MONTANA	3	
NEBRASKA	8	1
NEVADA	8	4
NEW HAMPSHIRE	6	
NEW JERSEY	12	12
NEW MEXICO	5	
NEW YORK	40	13
NORTH CAROLINA	4	7
NORTH DAKOTA	3	
OHIO	46	10
OKLAHOMA	21	2
OREGON	13	4
PENNSYLVANIA	43	15
RHODE ISLAND	1	
SOUTH CAROLINA	7	4
SOUTH DAKOTA	2	
TENNESSEE	7	3
TEXAS	72	23
UTAH	13	
VERMONT	1	
VIRGINIA	12	10
WASHINGTON	19	8
WEST VIRGINIA	1	2
WISCONSIN	33	6
WYOMING	3	
GUAM	1	
PUERTO RICO	2	

CANADA		
ALBERTA		16
BRITISH COLUMBIA		18
MANITOBA		5
NEW BRUNSWICK		3
NEW FOUNDLAND		3
NOVA SCOTIA		7
ONTARIO		46
QUEBEC		56
SASKATCHEWAN		6

FINANCIAL STATEMENTS

SAFE HARBOR STATEMENT: This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected as they are subject to various risks and uncertainties. These include general economic conditions, competition, consumer apparel and footwear trends, and political and economic conditions in Brazil and China, which are significant footwear sourcing countries. These factors are listed and further discussed in the Company's Annual Report on Form 10-K.

RESULTS OF OPERATIONS

2001 COMPARED TO 2000

In fiscal 2001, Brown Shoe Company, Inc. achieved a 4.2% increase in sales. Earnings before nonrecurring and extraordinary charges, declined to $28.3 million, or $1.61 per diluted share, from $36.4 million, or $2.04 per diluted share, in fiscal 2000. Nonrecurring charges totaled $27.3 million, aftertax, which resulted in earnings before extraordinary loss of $0.9 million in fiscal 2001. An extraordinary loss of $4.9 million, net of taxes, was incurred on early redemption of debt, resulting in a net loss for the year of $4.0 million. These results reflect a year of substantially increased earnings in the Company's Wholesale division offset by a very difficult year at its Famous Footwear division.

The charges recorded in 2001 related to various initiatives the Company has undertaken to improve its competitiveness, reduce expenses and improve profitability. Following is a summary of the nonrecurring charges on a pretax basis:

- $16.8 million to close 97 under-performing domestic Naturalizer retail stores. The charge includes costs associated with lease terminations, severance, inventory markdowns, and the write-down of fixed assets in the affected stores. Twenty-four of these stores closed in the fourth quarter of fiscal 2001, with the rest closing primarily in the first half of fiscal 2002. The closing of these stores will significantly improve this division's operating performance in 2003; however, in fiscal 2002, the Company will incur the operating losses from these stores until they are closed.

- $16.0 million to write down inventory at Famous Footwear to accelerate the clearance of older merchandise as part of its initiative to improve inventory turns and "freshness."

- $3.5 million of severance costs related to the elimination of 117 positions in the Company's Information Systems, Finance and Human Resources functions as it moves to a new Shared Services platform, which will eliminate redundancy associated with multiple administrative functions.

- $3.9 million of costs associated with the transition to new management at the Famous Footwear division. This charge is primarily related to the retirement of the former President of this division.

- $1.2 million for the write-off of goodwill from the Company's investment in its Shoes.com e-commerce venture.

Approximately 60% of these charges are non-cash, and the Company expects the aftertax benefits associated with the initiatives leading to these charges will build over the next several years from approximately $13 million in 2003 to $22 million by 2005.

Famous Footwear achieved record sales with an increase of 1.0% to $1.044 billion in the 52-week fiscal year 2001 compared to a 53-week year in fiscal 2000. This overall increase was achieved, in spite of a 5.7% decline in same-store sales, as a result of higher sales from the replacement of smaller stores with new and larger stores in power strip shopping centers that average 10,000 square feet per store. Sales per square foot declined from $199 in fiscal 2000 to $183 in 2001, reflecting the same-store sales decline and lower productivity per square foot in the newer, larger stores. At the end of fiscal 2001, the division operated 920 stores, compared with 925 at the end of fiscal 2000, reflecting 66 openings and 71 closings. Operating earnings in this division, before nonrecurring charges, totaled $25.5 million in fiscal 2001, down from $58.0 million in fiscal 2000. This decrease resulted from the same-store sales decline, lower margins (from a very difficult and competitive retail environment and clearance sales) and higher store operating expenses at the new larger stores. In addition, for a substantial portion of 2001, Famous Footwear operated without a full management team and, at the same time, installed new buying, merchandising, and inventory flow processes. As of the beginning of fiscal 2002, with a new management team and new merchandising processes in place, and with a much cleaner and lower inventory position, Famous Footwear is focused on improving the productivity of its stores and is expecting to rebound from a difficult 2001. The nonrecurring markdown charge recorded in the fourth quarter of fiscal 2001 is expected to be fully utilized in fiscal 2002, as the division continues its accelerated program of liquidating past seasons' inventories.

In fiscal 2002, the Company plans to open 50 new Famous Footwear stores and close 50. These plans are a continuation of the repositioning of Famous Footwear's real estate portfolio by opening 8,000-12,000 square-foot stores and closing certain 5,000-6,000 square-foot stores. Square footage is expected to grow by approximately 4% in 2002. Management believes the larger store format, in power strip shopping centers will become highly productive since it provides the best opportunity to showcase and display the wide variety of brands for the entire family offered at Famous Footwear, in high-traffic destination shopping locations that are convenient and desirable for consumers.

The Company's Naturalizer Retail operations span the United States and Canada. In fiscal 2001, the domestic stores achieved a 3.8% same-store sales gain, and the Canadian stores were up 6.3%. Total sales increased 1.7% to $207.0 million in fiscal 2001. There were 456 stores open at the end of 2001 compared to 481 stores at the end of fiscal 2000, reflecting 26 openings and 51 closings in 2001. Sales per square foot increased 6.6% from $272 in fiscal 2000 to $290 in fiscal 2001. Prior to the charge to close stores, an operating loss of $1.9 million was incurred, compared to a loss of $3.8 million in fiscal 2000. This improvement reflects the same-store sales gains and a more productive store base, as the division has been focused on closing under-performing stores.

The Naturalizer chain is planning to open 15-20 stores in fiscal 2002, and close approximately 80 stores in the U.S. and Canada. The closings are included in the charge taken at the end of fiscal 2001.

The Company's Wholesale operations had a very good year in fiscal 2001, as sales increased 12.5% to $503.3 million, and operating earnings before charges improved 68.0% to $52.0 million. The sales gain was driven by a 28.6% increase in the Naturalizer brand, higher sales of Dr. Scholl's footwear, and higher sales of private label footwear, partially offset by lower sales of the LifeStride brand. The improvement in operating earnings reflects the sales gains, improved margins, and improved leveraging of the expense base. The gains achieved at Wholesale in 2001 were particularly encouraging considering the overall poor retail environment. The Naturalizer brand increased sales to department stores by 40.5% and improved its market share position from 6th at the end of 2000 to 4th at the end of 2001. The Company's position as a leading supplier to mass merchandisers remains strong.

Consolidated gross profit as a percent of sales, before charges, was 39.1%, which is down from last year's 40.5%. This decrease is attributable to lower margins at the Famous Footwear division, as a result of significant promotional activity and clearance sales that were necessary to stimulate customer interest and clear inventories. After nonrecurring charges to Cost of Sales of $20.1 million, the fiscal 2001 consolidated gross profit rate dropped to 37.9%.

Selling and administrative expenses as a percent of sales decreased from 36.3% in fiscal 2000 to 35.9%, before nonrecurring charges in 2001. This decrease reflects a lower expense rate at the Wholesale division, driven by higher sales, partially offset by a higher expense rate at Famous Footwear and outside consulting costs associated with the inventory and Shared Services initiatives. Including the nonrecurring charge of $20.1 million, the fiscal 2001 expense rate increased to 37.0%.

Interest expense increased in fiscal 2001 to $20.2 million from $18.8 million in fiscal 2000. This increase reflects higher average short-term borrowings, particularly early in the year, due primarily to higher inventories at Famous Footwear. In the second half of fiscal 2001, interest expense dropped below prior year levels, due to significant reductions in inventory at the Famous Footwear and Naturalizer retail divisions.

The Company's tax provision in fiscal 2001, prior to charges, represents an effective rate of approximately 21%. This rate is substantially lower than the Federal statutory rate, and the fiscal 2000 rate, because earnings in the Company's Far East subsidiaries, where tax rates are lower than in the United States, represented a greater portion of the Company's total earnings than in fiscal 2000. The Company does not provide deferred taxes on unremitted foreign earnings as it is the Company's intention to reinvest these earnings indefinitely, or to repatriate the earnings only when it is tax advantageous to do so. See Note 5 to the Consolidated Financial Statements for further discussion.

2000 COMPARED TO 1999

In fiscal 2000, Brown Shoe Company, Inc. achieved a 5.7% increase in sales and a 4.1% increase in diluted earnings per share compared to fiscal 1999. These results reflect record sales and earnings at the Famous Footwear division and a strong sales gain by the flagship Naturalizer brand at wholesale. At the same time, these sales and earnings gains fell short of planned levels as 2000 presented an overall difficult retail environment, which contributed to the relatively flat same-store sales levels at our Famous Footwear and Naturalizer Retail stores.

Net sales of $1.685 billion for the 53-week fiscal 2000 were 5.7% higher than the $1.594 billion in fiscal 1999, which included 52 weeks. Net earnings in fiscal 2000 reached $36.4 million compared to net earnings of $35.5 million in fiscal 1999, an increase of 2.5%. Diluted earnings per share of $2.04 were 4.1% higher than the $1.96 per share earned in fiscal 1999.

Famous Footwear achieved its fifth consecutive year of improved operating earnings. For the first time, Famous Footwear surpassed the $1 billion mark in sales, reporting sales of $1.034 billion in fiscal 2000, an increase of 11.4% over fiscal 1999's sales of $927.6 million. In fiscal 2000, on a comparable 52-week basis, same-store sales decreased .6%, but sales per square foot increased .6% reflecting the addition of more productive stores. In fiscal 2000, 92 new stores were opened, 26 stores were acquired with the Mil-Mar chain of stores primarily located in the Greater Milwaukee area, and 60 stores were closed. This resulted in the net addition of 58 stores. At the end of fiscal 2000, Famous Footwear operated 925 stores compared to 867 at the end of fiscal 1999. Operating earnings for fiscal 2000 were $58.0 million compared to $54.0 million in fiscal 1999, an increase of 7.4%, reflecting the higher sales and improved margins, partially offset by an increase in expenses as a percent of sales. The increased expenses were driven by higher inventory distribution costs as a result of increasing inventory levels in the stores and the addition of new, larger stores in power strip shopping centers.

The Company's Wholesale operations had net sales of $447.6 million in fiscal 2000, which was 4.9% lower than the $470.8 million in fiscal 1999. The decrease reflects lower sales of children's footwear compared to 1999, during which the Company had the Star Wars movie license, and lower sales of the discontinued NaturalSport brand. These declines were partially offset by an 18.6% increase in sales of the Naturalizer brand and a 12.4% increase in private label women's footwear. Operating earnings declined from $32.8 million in fiscal 1999 to $31.0 million in fiscal 2000 reflecting lower sales.

Sales at the Company's Naturalizer Retail operations, which include stores in both the United States and Canada, were $203.5 million in fiscal 2000, up 9.1% from the $186.6 million achieved in 1999. Same-store sales, on a comparable 52-week basis, increased .5% in the United States and 5.9% in Canada. An operating loss of $3.8 million was incurred in fiscal 2000, compared to a $3.7 million loss in fiscal 1999. Higher store operating costs in fiscal 2000 offset the impact of the higher sales. At the end of fiscal 2000, 481 stores were in operation including 331 in the United States and 150 in Canada.

Consolidated gross profit as a percent of sales was 40.5% in fiscal 2000, an improvement from 39.3% in fiscal 1999. This improvement reflects a higher margin rate at Famous Footwear and the Wholesale operations, and a higher proportion of the Company's sales being at retail, which carries a higher gross profit rate than wholesale.

Selling and administrative expenses as a percent of sales increased from 35.0% in fiscal 1999 to 36.3% in fiscal 2000. This was the result of the higher proportion of sales being at retail, and a higher expense rate at Famous Footwear and the Wholesale operations.

Interest expense increased from $17.3 million in fiscal 1999 to $18.8 million in fiscal 2000 due to higher average short-term borrowings and higher interest rates. The increased borrowings resulted from increased inventories at Famous Footwear, the acquisition of the 26 Mil-Mar stores in August 2000, and the purchase of treasury stock.

The Company's tax provision of $16.0 million in fiscal 2000 represented an effective tax rate of 30.5%, which was slightly lower than the fiscal 1999 rate of 31.4%. The Company's effective tax rate was below the statutory United States federal rate because of earnings in the Far East, which are taxed at lower rates, as disclosed further in Note 5 to the Consolidated Financial Statements.

RESTRUCTURING INITIATIVES

In the fourth quarter of fiscal 2001, the Company made the decision to close 97 under-performing Naturalizer retail stores in the United States, and to eliminate 117 positions in the Company's Information Systems, Finance and Human Resource functions in its St. Louis, Missouri and Madison, Wisconsin facilities, as it implements a new Shared Services administrative platform.

A pretax charge of $16.8 million was taken to close the Naturalizer stores, the components of which are:

- Costs to buy out leases prior to their normal expiration date – $8.3 million.
- Inventory markdowns to liquidate quantities in closing stores – $4.1 million.
- Fixed asset write-downs to net realizable value – $4.1 million.
- Severance and benefit costs for employees terminated by the store closings – $0.3 million.

The pretax charge associated with the elimination of positions from the Shared Services initiative for severance and benefits is $3.5 million.

Approximately $1.3 million of the restructuring charge for the Naturalizer stores, and $0.4 million of the charge for Shared Services were utilized in fiscal 2001. The balance of the reserves is expected to be utilized in fiscal 2002.

IMPACT OF INFLATION

The effects of inflation on the Company have been minor over the last several years and are not expected to have a significant impact in the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

In fiscal 2001, the Company completed a major restructuring of its capital structure by entering into a new revolving credit agreement and calling its 9.5% $100 million notes that were outstanding. This restructuring provides the Company with increased financial flexibility and lower interest rates.

In December 2001, the Company entered into a new five-year $350 million secured revolving bank credit agreement with a syndicate of banks. This credit agreement replaced the Company's previously existing $165 million facility. Availability under the new agreement is based on a formula of eligible accounts receivable and eligible inventory, subject to certain adjustments. If availability (eligible accounts receivable and inventory less outstanding borrowings) falls below specified levels, certain covenants are triggered including fixed charge coverage ratio requirements if below $35 million, and default if below $25 million. There are certain other restrictions and covenants in the agreement. Interest rates during the first year of the agreement are based on LIBOR plus 2.25%, or .25% over the Base Rate, as defined. There is an unused line fee of .375% in 2002. Borrowings are collateralized by accounts receivable and inventory of the parent company and its wholly owned domestic and Canadian subsidiaries.

In conjunction with entering into this new credit agreement, in January 2002 the Company redeemed its 9.5% $100 million notes that were due in 2006. The call premium and the write-off of deferred debt issuance expenses associated with this debt and the previous revolving credit agreement, totaling $4.9 million aftertax, were recorded as an extraordinary loss in the fourth quarter of fiscal 2001. The early retirement of this debt was funded by the new credit facility.

At the end of 2001, the Company had $164.3 million of borrowings and $13.1 million of letters of credit outstanding under the credit agreement. Total additional borrowing availability was approximately $102 million at the end of 2001. $100 million of the borrowings are classified as long-term debt on the Balance Sheet as the Company expects this amount to be outstanding throughout the following year. The Company has entered into interest rate swap contracts to fix the interest rate on this $100 million debt at 6.88% through October, 2004.

The Company believes that borrowing capacity under this facility will be adequate to meet its operational needs, capital expenditure plans, and fund $28.6 million of scheduled long-term debt maturities in fiscal 2002.

The Company's long-term debt is rated Ba3 by Moody's Investors Service and BB by Standard & Poor's Corporation.

In fiscal 2001, the Company's total debt decreased $12.2 million to $216.3 million due to $38.6 million of cash dividends from the Company's Canadian and other foreign subsidiaries and lower inventories, partially offset primarily by the loss for the year and capital expenditures. The Company's ratio of debt-to-capital decreased from 45.8% at the end of fiscal 2000 to 45.7% at the end of fiscal 2001.

Working capital at the end of fiscal 2001 was $225.5 million, which was $41.1 million lower than at the end of fiscal 2000. The Company's current ratio, the relationship of current assets to current liabilities, decreased from 1.9 to 1 at the end of fiscal 2000, to 1.7 to 1 at the end of fiscal 2001.

Cash provided by operating activities in fiscal 2001 was $21.1 million, compared to $6.4 million in fiscal 2000. The increase in fiscal 2001, compared to fiscal 2000, was due to a reduction in inventories at Famous Footwear offset by lower earnings.

Cash used for investing activities in fiscal 2001 included capital expenditures of $26.3 million, primarily for new store openings and remodelings at Famous Footwear and Naturalizer Retail. In fiscal 2002, the Company expects capital expenditures to total approximately $28 million, primarily for new stores and store remodeling at Famous Footwear and Naturalizer Retail.

In May 2000, the Company announced a stock repurchase program authorizing the repurchase of up to 2 million shares of the Company's outstanding common stock. In fiscal 2001, the Company repurchased 145,900 shares at a cost of $2.6 million. Since the inception of this program, the Company has repurchased a total of 928,900 shares for approximately $11.3 million.

Brown Shoe Company, Inc. paid a dividend of $0.40 per share in fiscal 2001 and fiscal 2000. The 2001 dividend marked the 79th year of consecutive quarterly dividends.

FINANCIAL INSTRUMENTS

The market risk inherent in the Company's financial instruments and positions represents the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. To address these risks, the Company enters into various hedging transactions to the extent described below. All decisions on hedging transactions are authorized and executed pursuant to the Company's policies and procedures, which do not allow the use of financial instruments for trading purposes. The Company also is exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments. Counterparties to these agreements, however, are major international financial institutions, and the risk of loss due to nonperformance is believed to be minimal.

A description of the Company's accounting policies for derivative instruments is included in Note 10 to the Consolidated Financial Statements.

FOREIGN CURRENCY EXCHANGE RATES

In the normal course of business, the Company is exposed to foreign currency exchange rate risks as a result of having assets, liabilities and inventory purchase commitments outside the United States. The Company employs an established foreign currency hedging strategy to protect earnings and cash flows from the adverse impact of exchange rate movements. A substantial portion of inventory sourced from foreign countries is purchased in United States dollars and, accordingly, is not subject to exchange rate fluctuations. However, where the purchase price is to be paid in a foreign currency, the Company enters into foreign exchange contracts or option contracts, with maturity periods normally less than one year, to reduce its exposure to foreign exchange risk. The level of outstanding contracts during the year is dependent on the seasonality of the Company's business and demand for footwear from various locations throughout the world. The changes in market value of foreign exchange contracts have a high correlation to the price changes in the currency of the related hedged transactions. The potential loss in fair value of the Company's net currency positions at February 2, 2002 resulting from a hypothetical 10% adverse change in all foreign currency exchange rates would not be material.

Assets and liabilities outside the United States are primarily located in Canada and Hong Kong. The Company's investments in foreign subsidiaries with a functional currency other than the United States dollar are generally considered long-term, and thus are not hedged. The net investment in foreign subsidiaries translated into dollars using the year-end exchange rates was approximately $36 million at February 2, 2002. The potential loss in fair value resulting from a hypothetical 10% adverse change in foreign exchange rates would be approximately $3.6 million. Any loss in fair value would be reflected as a cumulative translation adjustment in Other Comprehensive Income and would not impact earnings.

INTEREST RATES

The Company's financing arrangements include both fixed and variable rate debt in which changes in interest rates will impact the fixed and variable rate debt differently. A change in the interest rate on fixed rate debt will only impact the fair value of the debt, whereas a change in the interest rates on variable rate debt will impact interest expense and cash flows. The Company has interest rate swap derivative instruments outstanding at year-end to fix the interest rate on $100 million of borrowings outstanding under the revolving bank credit facility.

Under the bank credit agreement, the Company's only variable rate debt, outstanding floating rate borrowings as of February 2, 2002 totaled $64.3 million. A hypothetical 10% adverse change in interest rates on the average outstanding borrowings during fiscal 2001 would not have been material to the Company's net earnings and cash flows.

At February 2, 2002, the fair value of the Company's long-term debt is estimated at approximately $153 million, based upon the borrowing rate currently available to the Company for financing arrangements with similar terms and maturities. Market risk is viewed as the potential change in fair value of the Company's debt resulting from a hypothetical 10% adverse change in interest rates and would be approximately $4 million at February 2, 2002.

CRITICAL ACCOUNTING POLICIES

INVENTORIES

Inventories are the Company's most significant asset, representing 56% of the total. They are valued at the lower of cost or market, with 95% of consolidated inventories using the last-in, first-out (LIFO) method.

The Company continually applies its judgment in valuing its inventories by assessing the net realizable value of its inventories based on current selling prices. At all of its divisions, except Famous Footwear, markdown reserves are provided to reduce the carrying values of its inventories to a level where upon sale of the product, the Company will realize its initial gross profit rate. At its Famous Footwear division, markdowns are recognized when it becomes evident that inventory items will be sold at retail prices that are less than cost, plus the cost to sell the product. This policy causes gross profit rates at Famous Footwear to be lower than the initial markup during periods when permanent price reductions are taken to clear product.

The Famous Footwear division has embarked on an initiative to significantly reduce its overall level of inventory and improve the freshness and velocity of product in its stores. As a result of this program, unusually deep retail price reductions were taken in 2001 to accelerate the clearance of noncurrent inventories, thereby necessitating the $16 million charge taken in the fourth quarter of 2001. The affected merchandise is expected to be liquidated in fiscal 2002. Longer term, this accelerated inventory turn initiative is expected to improve gross profit rates historically achieved at the Famous Footwear division. However, during the implementation phase of the project, which will include all of 2002, the impact on the gross profit rate is difficult to assess fully until all of the noncurrent inventories are liquidated.

INCOME TAXES

The Company provides taxes for the effects of timing differences between financial and tax reporting. These differences relate principally to employee benefit plans, bad debt reserves, store closing reserves and inventory.

The Company does not provide deferred taxes on the accumulated unremitted earnings of the Company's Canadian and other foreign subsidiaries. Based on the current United States and Canadian income tax rates it is anticipated that no additional taxes would be due if the Canadian earnings were distributed. With regard to the Company's other foreign subsidiaries, the Company's intention is to reinvest these earnings indefinitely or to repatriate the earnings only when it is tax effective to do so.

STORE CLOSING AND IMPAIRMENT CHARGES

The Company regularly analyzes the results of all of its stores and assesses the viability of under-performing stores to determine whether they should be closed or whether their long-lived assets have been impaired.

The Company provides reserves for the cost of closing stores when the decision is made to close a store. Reserves provided include any early lease buyout costs, fixed asset and inventory impairment losses, and severance cost, as applicable. The operating results of stores identified to be closed are recognized as incurred until the closing occurs.

In accordance with SFAS No. 121, asset impairment tests are performed at least annually, on a store-by-store basis. After allowing for an appropriate start-up period, unusual nonrecurring events, or favorable trends, fixed assets of stores indicated as impaired are written down to fair value.

LITIGATION AND TAX CONTINGENCIES

The Company is the defendant in several claims and lawsuits arising in the normal course of business. The Company does not believe any of these proceedings will have a material adverse effect on the Company's consolidated financial position. It is possible, however, future results of operations for any particular quarter or annual period could be materially affected by changes in assumptions related to these proceedings. The Company accrues its best estimate of the cost of resolution of these claims in accordance with SFAS No. 5. Legal defense costs of such claims are recognized in the period in which they are incurred.

The Company is periodically audited by domestic and foreign tax authorities. In evaluating issues raised in such audits, reserves are provided for exposures as appropriate.

ENVIRONMENTAL MATTERS

The Company is involved in environmental remediation and ongoing maintenance at several sites, including its closed New York tannery and its owned facility in Colorado. In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from the sale or disposal of solvents and other by-products from the closed tannery. While the Company currently operates no domestic manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future. In March 2000, a class-action lawsuit was filed against the Company in Colorado State Court related to the Colorado site. In December 2001, the court denied the plaintiffs' motion for class certification and ordered the individual plaintiffs to proceed with the case. The plaintiffs have asked the court to reconsider its ruling. The Company does not believe the ultimate outcome of this lawsuit will have a materially adverse effect on its results of operations or financial condition. In May 2001, the Company filed a lawsuit in the Federal district court in Denver seeking contributions from parties the Company believes to have contributed to pollution in and around the Colorado site. See Note 13 to the Consolidated Financial Statements for a further description of specific properties.

Reserves are provided for estimated costs associated with the Company's environmental matters in accordance with SFAS No. 5 and SOP No. 96-1. The Company continually assesses the level of reserves required based on the most recent information available as to the actions that will be required by the various Federal and State authorities responsible for the various sites. The Company believes the reserves carried at February 2, 2002, of $4.1 million are appropriate, but changes in estimates and actions necessary to complete the regulatory requirements may cause the required levels of reserves to change.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected as they are subject to various risks and uncertainties. These include general economic conditions, competition, consumer apparel and footwear trends, and political and economic conditions in Brazil and China, which are significant footwear sourcing countries for the Company. These factors are listed and further discussed in the Company's Annual Report on Form 10-K.

FIVE-YEAR SUMMARY

THOUSANDS, EXCEPT PER SHARE AMOUNTS	2001 (52 WEEKS)	2000 (53 WEEKS)	1999 (52 WEEKS)	1998 (52 WEEKS)	1997 (52 WEEKS)
OPERATIONS					
Net sales	$ 1,755,848	$ 1,684,859	$ 1,594,131	$ 1,539,907	$ 1,569,329
Cost of goods sold	1,089,549	1,002,727	967,161	925,190	988,530
Gross profit	666,299	682,132	626,970	614,717	580,799
Selling and administrative expenses	650,246	610,788	558,436	551,877	559,536
Interest expense	20,240	18,823	17,349	19,383	21,756
Other (income) expense, net	1,488	164	(580)	5,854	1,675
Earnings (loss) before income taxes and extraordinary loss	(5,675)	52,357	51,765	37,603	(2,168)
Income tax (provision) benefit	6,624	(15,992)	(16,264)	(13,934)	(18,728)
Earnings (loss) before extraordinary loss	949	36,365	35,501	23,669	(20,896)
Extraordinary loss on early redemption of debt, net of taxes	(4,911)	—	—	—	—
Net earnings (loss)	$ (3,962)	$ 36,365	$ 35,501	$ 23,669	$ (20,896)
RETURNS FROM OPERATIONS BEFORE EXTRAORDINARY LOSS					
Return on net sales	.1%	2.2%	2.2%	1.5%	(1.3%)
Return on beginning shareholders' equity	.4%	14.5%	16.3%	11.9%	(8.8%)
Return on average invested capital	.2%	7.5%	7.9%	5.3%	(4.2%)
DIVIDENDS PAID	$ 6,988	$ 7,202	$ 7,295	$ 7,223	$ 15,323
CAPITAL EXPENDITURES	26,319	30,528	28,688	22,747	21,727
PER COMMON SHARE					
Basic earnings (loss) before extraordinary loss	$ .06	$ 2.06	$ 1.99	$ 1.34	$ (1.19)
Basic net earnings (loss)	(.23)	2.06	1.99	1.34	(1.19)
Diluted earnings (loss) before extraordinary loss	.05	2.04	1.96	1.32	(1.19)
Diluted net earnings (loss)	(.23)	2.04	1.96	1.32	(1.19)
Dividends paid	.40	.40	.40	.40	.85
Shareholders' equity	14.68	15.46	13.69	11.95	11.04
FINANCIAL POSITION					
Receivables, net	$ 68,305	$ 64,403	$ 68,236	$ 67,815	$ 77,355
Inventories, net	396,227	427,830	365,989	362,274	380,177
Working capital	225,457	266,541	270,005	250,939	260,437
Property and equipment, net	85,746	90,605	84,600	82,178	82,744
Total assets	700,898	740,069	650,338	655,232	694,988
Long-term debt and capitalized lease obligations	123,491	152,037	162,034	172,031	197,027
Shareholders' equity	256,656	269,972	249,945	217,174	199,190
Average common shares outstanding—basic	17,188	17,670	17,859	17,692	17,591
Average common shares outstanding—diluted	17,539	17,846	18,125	17,943	17,841

All data presented reflects the fiscal year ended on the Saturday nearest to January 31.

CONSOLIDATED BALANCE SHEETS

THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS	FEBRUARY 2, 2002	FEBRUARY 3, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 22,712	$ 50,491
Receivables, net of allowance of $5,605 in 2001, and $5,863 in 2000	68,305	64,403
Inventories, net of adjustment to last-in, first-out cost of $11,776 in 2001, and $11,433 in 2000	396,227	427,830
Deferred and refundable income taxes	25,039	5,630
Prepaid expenses and other current assets	14,627	14,378
Total current assets	526,910	562,732
Prepaid pension costs	42,232	39,936
Other assets	46,010	46,796
Property and equipment, net	85,746	90,605
Total assets	$ 700,898	$ 740,069
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Notes payable	$ 64,250	$ 66,500
Trade accounts payable	122,360	127,887
Employee compensation and benefits	33,289	36,057
Other accrued expenses	52,454	53,897
Income taxes	550	1,850
Current maturities of long-term debt	28,550	10,000
Total current liabilities	301,453	296,191
OTHER LIABILITIES		
Long-term debt, including capitalized lease obligations	123,491	152,037
Deferred income taxes	7,865	7,678
Other liabilities	11,433	14,191
Total other liabilities	142,789	173,906
SHAREHOLDERS' EQUITY		
Preferred stock, $1.00 par value, 1,000,000 shares authorized; no shares outstanding	—	—
Common stock, $3.75 par value, 100,000,000 shares authorized; 17,483,585 and 17,460,772 shares outstanding	65,564	65,477
Additional capital	47,948	46,578
Unamortized value of restricted stock	(1,909)	(2,386)
Accumulated other comprehensive loss	(9,975)	(7,138)
Retained earnings	155,028	167,441
Total shareholders' equity	256,656	269,972
Total liabilities and shareholders' equity	$ 700,898	$ 740,069

See notes to consolidated financial statements.

CONSOLIDATED EARNINGS

THOUSANDS, EXCEPT PER SHARE AMOUNTS	2001	2000	1999
NET SALES	$1,755,848	$1,684,859	$1,594,131
Cost of goods sold	1,089,549	1,002,727	967,161
Gross profit	666,299	682,132	626,970
Selling and administrative expenses	650,246	610,788	558,436
Interest expense	20,240	18,823	17,349
Other (income) expense, net	1,488	164	(580)
Earnings (loss) before income taxes and extraordinary loss	(5,675)	52,357	51,765
Income tax (provision) benefit	6,624	(15,992)	(16,264)
Earnings before extraordinary loss	949	36,365	35,501
Extraordinary loss on early redemption of debt, net of taxes	(4,911)	—	—
NET EARNINGS (LOSS)	$ (3,962)	$ 36,365	$ 35,501
BASIC EARNINGS PER COMMON SHARE BEFORE EXTRAORDINARY LOSS	$ .06	$ 2.06	$ 1.99
BASIC NET EARNINGS (LOSS) PER COMMON SHARE	$ (.23)	$ 2.06	$ 1.99
DILUTED EARNINGS PER COMMON SHARE BEFORE EXTRAORDINARY LOSS	$ .05	$ 2.04	$ 1.96
DILUTED NET EARNINGS (LOSS) PER COMMON SHARE	$ (.23)	$ 2.04	$ 1.96

See notes to consolidated financial statements.

CONSOLIDATED CASH FLOWS

THOUSANDS	2001	2000	1999
OPERATING ACTIVITIES			
Net earnings (loss)	$ (3,962)	$ 36,365	$ 35,501
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	26,707	23,953	25,547
Loss on disposal or impairment of facilities and equipment	6,394	2,117	1,567
Provision for losses on accounts receivable	763	1,554	2,234
Changes in operating assets and liabilities:			
Receivables	(4,665)	2,279	(3,769)
Inventories	31,603	(61,841)	(3,715)
Prepaid expenses and other current assets	(19,658)	(617)	2,761
Trade accounts payable and accrued expenses	(9,738)	14,474	(12,627)
Income taxes	(1,300)	(2,552)	(4,949)
Other, net	(5,081)	(9,301)	(3,410)
Net cash provided by operating activities	21,063	6,431	39,140
INVESTING ACTIVITIES			
Capital expenditures	(26,319)	(30,528)	(28,688)
Proceeds from sale of le coq sportif	676	1,007	9,538
Proceeds from sales of fixed assets	1,911	—	14
Net cash used by investing activities	(23,732)	(29,521)	(19,136)
FINANCING ACTIVITIES			
Increase (decrease) in short-term notes payable	(2,250)	66,500	—
Debt issuance costs	(5,214)	(1,203)	—
Repayments of long-term debt	(110,000)	(10,000)	(25,000)
Additions to long-term debt	100,000	—	—
Payments for purchase of treasury stock	(2,630)	(8,699)	—
Proceeds from issuance of common stock	1,972	27	917
Dividends paid	(6,988)	(7,202)	(7,295)
Net cash provided (used) by financing activities	(25,110)	39,423	(31,378)
Increase (decrease) in cash and cash equivalents	(27,779)	16,333	(11,374)
Cash and cash equivalents at beginning of year	50,491	34,158	45,532
Cash and cash equivalents at end of year	$ 22,712	$ 50,491	$ 34,158

See notes to consolidated financial statements.

CONSOLIDATED SHAREHOLDERS' EQUITY

THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS	COMMON STOCK		ADDITIONAL CAPITAL	UNAMORTIZED VALUE OF RESTRICTED STOCK	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	RETAINED EARNINGS	TOTAL SHAREHOLDERS' EQUITY
	SHARES	DOLLARS					
BALANCE JANUARY 30, 1999	18,168,340	$ 68,131	$ 48,243	$ (4,058)	$ (8,842)	$113,700	$ 217,174
Net earnings						35,501	35,501
Currency translation adjustment					2,808		2,808
Comprehensive income							38,309
Dividends ($0.40 per share)						(7,295)	(7,295)
Stock issued under employee benefit plans	56,150	210	707				917
Stock issued under restricted stock plan, net	38,500	145	203	(348)			—
Amortization of deferred compensation under restricted stock plan				840			840
BALANCE JANUARY 29, 2000	18,262,990	$ 68,486	$ 49,153	$ (3,566)	$ (6,034)	$141,906	$ 249,945
Net earnings						36,365	36,365
Currency translation adjustment					(1,104)		(1,104)
Comprehensive income							35,261
Dividends ($0.40 per share)						(7,202)	(7,202)
Treasury stock acquired	(783,000)	(2,936)	(2,135)			(3,628)	(8,699)
Stock issued under employee benefit plans	2,282	9	18				27
Stock issued (forfeited) under restricted stock plan, net	(21,500)	(82)	(458)	540			—
Amortization of deferred compensation under restricted stock plan				640			640
BALANCE FEBRUARY 3, 2001	17,460,772	$ 65,477	$ 46,578	$ (2,386)	$ (7,138)	$167,441	$ 269,972
Net loss						(3,962)	(3,962)
Currency translation adjustment					(2,115)		(2,115)
Unrealized losses on derivative instruments					(722)		(722)
Comprehensive loss							(6,799)
Adjustment for change in year end						166	166
Dividends ($0.40 per share)						(6,988)	(6,988)
Treasury stock acquired	(145,900)	(547)	(399)			(1,684)	(2,630)
Stock issued under employee benefit plans	138,963	522	1,393			55	1,970
Stock issued under restricted stock plan, net	29,750	112	376	(488)			—
Amortization of deferred compensation under restricted stock plan				965			965
BALANCE FEBRUARY 2, 2002	17,483,585	$ 65,564	$ 47,948	$ (1,909)	$ (9,975)	$155,028	$ 256,656

See notes to consolidated financial statements.

[1] SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Brown Shoe Company, Inc. (the "Company"), founded in 1878, is a footwear retailer and wholesaler. The Company's shares trade under the "BWS" symbol on the New York and Chicago Stock Exchanges.

The Company provides a broad offering of branded, licensed and private label casual, athletic and dress footwear products to women, children and men. Footwear is sold at a variety of price points through multiple distribution channels both domestically and internationally. The Company currently operates 1,376 retail shoe stores in the United States and Canada primarily under the Famous Footwear, Naturalizer and F.X. LaSalle names. In addition, through its Wholesale divisions, the Company designs, sources and markets footwear to retail stores domestically and internationally, including department stores, mass merchandisers and specialty shoe stores. In fiscal 2001, approximately 71% of the Company's sales were at retail, compared to 73% in 2000 and 70% in 1999. See Note 6 for additional information regarding the Company's business segments.

CONSOLIDATION

The Consolidated Financial Statements include the accounts of Brown Shoe Company, Inc. and its wholly owned and majority-owned subsidiaries, after the elimination of intercompany accounts and transactions. At the beginning of fiscal 2001, the Company combined its Pagoda division within Brown Shoe Wholesale division and changed its year-end from December 31 to the Saturday nearest January 31. As a result, the earnings for the month of January 2001 of $0.2 million were credited directly to retained earnings.

ACCOUNTING PERIOD

The Company's fiscal year is the 52- or 53-week period ending the Saturday nearest to January 31. Fiscal years 2001, 2000 and 1999 ended on February 2, 2002, February 3, 2001, and January 29, 2000, respectively. Fiscal years 2001 and 1999 each included 52 weeks and fiscal year 2000 included 53 weeks.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with maturities of three months or less when purchased to be cash equivalents.

INVENTORIES

All inventories are valued at the lower of cost or market, with 95% of consolidated inventories using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, inventories would have been $11.8 million and $11.4 million higher at February 2, 2002, and February 3, 2001, respectively.

COMPUTER SOFTWARE COSTS

The Company capitalizes in Other Assets certain costs, including internal payroll costs, incurred in connection with the development or acquisition of software for internal use.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization of property and equipment are provided over the estimated useful lives of the assets, or the remaining term of leases where applicable, using the straight-line method.

REVENUE RECOGNITION

Retail sales are net of returns and exclude sales tax. Wholesale sales are recorded, net of returns, when the merchandise has been shipped and title has passed to the customer.

STORE CLOSING AND IMPAIRMENT CHARGES

The Company provides reserves for the cost of closing stores when the decision is made to close a store. Reserves provided include any early lease termination costs, fixed asset and inventory impairment losses, and severance cost, as applicable. The operating results of stores identified to be closed are recognized as incurred until the closing actually occurs.

Asset impairment tests are performed at least annually, on a store-by-store basis. After allowing for an appropriate start-up period, unusual nonrecurring events, or favorable trends, fixed assets of stores indicated as impaired are written down to fair value.

INCOME TAXES

Provision is made for the tax effects of timing differences between financial and tax reporting. These differences relate principally to employee benefit plans, bad debt reserves, inventory, and store closing reserves.

EARNINGS PER SHARE

Basic earnings per share is calculated using only the outstanding shares of common stock. Diluted earnings per share is calculated using all outstanding shares, unvested restricted stock and the dilutive effect, if any, of stock options.

COMPREHENSIVE INCOME

Comprehensive Income includes all changes in equity except those resulting from investments by owners and distributions to owners. The Accumulated Other Comprehensive Loss for the Company is comprised of cumulative foreign currency translation adjustments and unrealized gains and losses on derivative financial instruments.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly recognizes compensation expense related to stock appreciation units, stock performance plans and restricted stock grants. No compensation expense is recorded for stock options granted at market value. The Company has elected to apply the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), by making pro forma disclosures of net earnings and earnings per share to reflect the fair value of stock options as if SFAS No. 123 had been adopted.

[2] EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in thousands except per share amounts):

	2001	2000	1999
NUMERATOR			
Earnings before extraordinary loss	$ 949	$36,365	$ 35,501
Extraordinary loss, net of taxes	(4,911)	—	—
Net earnings (loss)	$ (3,962)	$36,365	$ 35,501

	2001	2000	1999
DENOMINATOR (SHARES)			
Denominator for basic earnings (loss) per common share	17,188	17,670	17,859
Dilutive effect of unvested restricted stock and stock options	351	176	266
Denominator for diluted earnings (loss) per common share	17,539	17,846	18,125
BASIC EARNINGS (LOSS) PER COMMON SHARE			
Earnings before extraordinary loss	$ .06	$ 2.06	$ 1.99
Extraordinary loss	(.29)	—	—
Net earnings (loss)	$ (.23)	$ 2.06	$ 1.99
DILUTED EARNINGS (LOSS) PER COMMON SHARE			
Earnings before extraordinary loss	$ .05	$ 2.04	$ 1.96
Extraordinary loss	(.28)	—	—
Net earnings (loss)	$ (.23)	$ 2.04	$ 1.96

[3] NONRECURRING AND RESTRUCTURING CHARGES

In the fourth quarter of 2001, the Board of Directors of the Company approved the implementation of various initiatives to improve the Company's competitive position, reduce expenses and improve profitability that led to nonrecurring and restructuring charges totaling $41.4 million before taxes and $27.3 million aftertax. Following is a summary of the charges on a pretax basis:

- $16.8 million to close 97 under-performing domestic Naturalizer retail stores.
- $16.0 million to write down inventory at Famous Footwear to accelerate the clearance of older merchandise as part of its initiative to improve inventory turns and "freshness."
- $3.5 million of severance costs related to the elimination of 117 positions in the Company's Information Systems, Finance and Human Resources functions as it moves to a new Shared Services platform.

- $3.9 million of costs associated with the transition to new management at the Famous Footwear division. This charge is primarily related to the retirement of the former President of this division.
- $1.2 million for the write-off of goodwill from the Company's investment in its Shoes.com e-commerce venture.

These pretax charges totaled $41.4 million, of which $20.1 million is reflected in Cost of Goods Sold, $20.1 million in Selling and Administrative Expenses, and $1.2 million in Other Expense. A tax benefit of $14.1 million was associated with the nonrecurring charges. Approximately 60% of these charges are non-cash.

The charge to close 97 Naturalizer retail stores included the following components:

- Costs to buy out leases prior to their normal expiration date – $8.3 million.
- Inventory markdowns to liquidate quantities in closing stores – $4.1 million.
- Fixed asset write-downs to net realizable value – $4.1 million.
- Severance and benefit costs for employees terminated by the store closings – $0.3 million.

The pretax charge associated with the elimination of 117 positions in its St. Louis, Missouri, and Madison, Wisconsin facilities from the Shared Services initiative for severance and benefits is $3.5 million.

Approximately $1.3 million of the restructuring charge for the Naturalizer stores and $0.4 million of the charge for Shared Services were utilized in fiscal 2001. The balance of the reserves is expected to be utilized in fiscal 2002.

[4] RETIREMENT AND OTHER BENEFIT PLANS

The Company's pension plans cover substantially all full-time United States employees. Under the plans, salaried, management and certain hourly employees' pension benefits are based on the employee's highest consecutive five years of compensation during the 10 years before retirement; hourly employees' and union members' benefits are based on stated amounts for each year of service. The Company's funding policy for all plans is to make the minimum annual contributions required by applicable regulations.

The Company also maintains an unfunded Supplemental Executive Retirement Plan. The projected benefit obligation was $9.6 million and the accumulated benefit obligation was $6.6 million as of February 2, 2002, and $10.7 million and $6.3 million, respectively, as of February 3, 2001.

In addition to providing pension benefits, the Company sponsors unfunded defined benefit postretirement health and life insurance plans that cover both salaried and hourly employees who had become eligible for benefits by January 1, 1995. The postretirement health care plans are offered on a shared-cost basis only to employees electing early retirement. This coverage ceases when the employee reaches age 65 and becomes eligible for Medicare. The retirees' contributions are adjusted annually and the Company intends to continue to increase retiree contributions in the future. The life insurance plans provide coverage ranging from $1,000 to $38,000 for qualifying retired employees.

The following table sets forth the plans' changes in benefit obligations and plan assets as well as amounts recognized in the Company's Consolidated Balance Sheets at February 2, 2002, and February 3, 2001 (in thousands):

	PENSION BENEFITS		OTHER POSTRETIREMENT BENEFITS	
	2001	2000	2001	2000
Benefit obligation at beginning of year	$ 109,926	$ 99,356	$ 4,962	$ 5,666
Service cost	4,433	4,431	1	4
Interest cost	7,583	7,497	327	354
Plan participants' contributions	—	—	273	323
Plan amendments	800	—	—	(731)
Actuarial loss	3,969	6,405	136	153
Gross benefits paid	(12,886)	(7,763)	(784)	(807)
Benefit obligation at end of year	$ 113,825	$ 109,926	$ 4,915	$ 4,962
Fair value of plan assets at beginning of year	$ 161,389	$ 151,114	$ —	$ —
Actual return on plan assets	13,340	17,667	—	—
Employer contributions	2,850	371	511	484
Plan participants' contributions	—	—	273	323
Gross benefits paid	(12,886)	(7,763)	(784)	(807)
Fair value of plan assets at end of year	$ 164,693	$ 161,389	$ —	$ —
Funded status at end of year	$ 50,868	$ 51,463	$(4,915)	$ (4,962)
Unrecognized net actuarial gain	(11,549)	(12,924)	(643)	(1,092)
Unrecognized prior service cost	1,810	458	(315)	(523)
Net amount recognized at end of year	$ 41,129	$ 38,997	$(5,873)	$ (6,577)
Amounts recognized in the consolidated balance sheets consist of:				
Prepaid benefit cost	$ 47,761	$ 45,340	$ —	$ —
Accrued benefit cost	(6,632)	(6,343)	(5,873)	(6,577)
Net amount recognized at end of year	$ 41,129	$ 38,997	$(5,873)	$ (6,577)

Net periodic benefit cost (income) for 2001, 2000 and 1999 included the following components (in thousands):

	PENSION BENEFITS			OTHER POSTRETIREMENT BENEFITS		
	2001	2000	1999	2001	2000	1999
Service cost	$ 4,433	$ 4,431	$ 4,626	$ 1	$ 4	$ 5
Interest cost	7,583	7,497	7,316	327	354	378
Expected return on assets	(12,943)	(11,709)	(12,859)	—	—	—
Amortization of:						
Actuarial (gain) loss	300	133	108	(313)	(462)	(562)
Prior service cost	45	50	80	(209)	(209)	(1)
Settlement cost	1,300	—	750	—	—	—
Total net periodic benefit cost (income)	$ 718	$ 402	$ 21	$ (194)	$ (313)	$ (180)

	PENSION BENEFITS		OTHER POSTRETIREMENT BENEFITS	
	2001	2000	2001	2000
WEIGHTED-AVERAGE ASSUMPTIONS				
Discount rate	6.75%	7.00%	6.75%	7.00%
Expected return on plan assets	9.50%	9.50%	n/a	n/a
Rate of compensation increase	4.50%	4.50%	n/a	n/a

For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed. A one-percentage-point change in assumed health care cost trend rates would not have a material impact on service and interest cost and the postretirement benefit obligation.

The Company's defined contribution 401(k) plan covers salaried and certain hourly employees. Company contributions represent a partial matching of employee contributions generally up to a maximum of 3.5% of the employee's salary. The Company's expense for this plan was $2.5 million in 2001, $2.6 million in 2000 and $2.7 million in 1999.

[5] INCOME TAXES

The components of earnings (loss) before income taxes and extraordinary loss consisted of domestic earnings (loss) before income taxes of $(35.2) million, $28.7 million and $28.8 million, in 2001, 2000 and 1999, respectively, and foreign earnings before income taxes of $29.6 million, $23.7 million, and $23.0 million in 2001, 2000 and 1999, respectively.

The components of income tax expense (benefit) on earnings before extraordinary loss were as follows (in thousands):

	2001	2000	1999
FEDERAL			
Current	$(1,891)	$ 8,346	$ 9,391
Deferred	(8,438)	1,836	1,920
	(10,329)	10,182	11,311
STATE	(14)	2,342	913
FOREIGN	3,719	3,468	4,040
Total income tax expense (benefit)	$(6,624)	$15,992	$16,264

The tax benefit applicable to the 2001 extraordinary loss on early retirement of debt was $2.6 million.

The Company made federal, state and foreign tax payments of $12.5 million, $13.9 million and $15.4 million in fiscal 2001, 2000 and 1999, respectively.

The differences between the tax expense reflected in the financial statements and the amounts calculated at the federal statutory income tax rate of 35% were as follows (in thousands):

	2001	2000	1999
Income taxes at statutory rate	$(1,986)	$18,325	$18,117
State income taxes, net of federal tax benefit	(9)	1,522	593
Foreign earnings taxed at lower rates	(5,834)	(4,384)	(4,770)
Provision for foreign cash repatriation	—	—	1,200
Operating loss of majority-owned subsidiary with no tax benefit	935	77	—
Other	270	452	1,124
Total income tax expense (benefit) before extraordinary loss	$(6,624)	$15,992	$16,264

Significant components of the Company's deferred income tax assets and liabilities were as follows (in thousands):

	FEBRUARY 2, 2002	FEBRUARY 3, 2001
DEFERRED TAX ASSETS		
Inventory capitalization and inventory reserves	$ 8,941	$ 3,531
Tax credit carryforwards	6,423	—
Employee benefits, compensation and insurance	5,407	6,077
Store closing reserves	3,103	531
Depreciation	3,002	1,722
Postretirement and postemployment benefit plans	2,571	2,746
Allowance for doubtful accounts	1,696	1,682
Other	10,209	7,610
Total deferred tax assets	41,352	23,899
DEFERRED TAX LIABILITIES		
Retirement plans	(14,355)	(14,159)
LIFO inventory valuation	(9,802)	(9,711)
Other	(3,521)	(2,077)
Total deferred tax liabilities	(27,678)	(25,947)
Net deferred tax asset (liability)	$ 13,674	$ (2,048)

No valuation allowance is deemed necessary for the net deferred tax asset as of February 2, 2002, as management believes it is more likely than not the deferred tax asset will be fully realized through future taxable income.

As of February 2, 2002, no deferred taxes have been provided on the undistributed earnings of the Company's Canadian subsidiary. It is anticipated no additional United States tax would be incurred if the accumulated Canadian earnings were distributed given the current United States and Canadian income tax rates. No deferred taxes have been provided on the accumulated unremitted earnings of the Company's other foreign subsidiaries as of February 2, 2002. The Company's intention is to reinvest these earnings indefinitely or to repatriate the earnings only when it is tax effective to do so. In the event these other foreign entities' earnings were distributed, it is estimated U.S. taxes, net of available foreign tax credits, of approximately $14.1 million would be due.

[6] BUSINESS SEGMENT INFORMATION

The Company's reportable segments include Famous Footwear, Wholesale operations, and Naturalizer Retail.

Famous Footwear, which represents the Company's largest division, operated 920 stores at the end of fiscal 2001, selling branded footwear for the entire family.

Wholesale operations source and market branded, licensed and private-label footwear primarily to department stores, mass merchandisers and company-owned Naturalizer Retail and Famous Footwear stores.

Naturalizer Retail specialty store operations included 296 stores in the United States and 160 stores in Canada at year-end.

The "Other" segment includes the corporate assets and general and administrative expenses, which are not allocated to the operating units. Fiscal 2001 and 2000 also included the Company's investment in its majority-owned subsidiary Shoes.com, Inc., a footwear e-commerce company. Fiscal 1999 included the Scholze Tannery business, which was sold at the end of fiscal 1999, and Pagoda International, the Company's international marketing division, which was liquidated in fiscal 1999.

The Company's reportable segments are operating units that market to different customers and are each managed separately as they distribute their products on a retail or wholesale basis. An operating segment's performance is evaluated and resources allocated based on operating profit. Operating profit represents gross profit less selling and administrative expenses and other operating income or expense. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales are generally recorded at a profit to the selling division. All intersegment profits related to inventory on hand at the purchasing division are eliminated against the earnings of the selling division.

In fiscal 2001, the impact of the nonrecurring charges on operating earnings is as follows:

- Famous Footwear – $16.5 million primarily related to inventory markdowns.
- Wholesale Operations – $0.5 million related to severance.
- Naturalizer Retail – $16.8 million to close 97 under-performing domestic Naturalizer stores.
- Other – $6.4 million related to severance associated with the Company's Shared Services project and the transition to new management at Famous Footwear.

THOUSANDS	FAMOUS FOOTWEAR	WHOLESALE OPERATIONS	NATURALIZER RETAIL	OTHER	TOTAL
FISCAL 2001					
External sales	$1,044,419	$ 503,326	$ 206,957	$ 1,146	$ 1,755,848
Intersegment sales	266	126,980	—	—	127,246
Depreciation and amortization	15,143	2,847	4,896	3,821	26,707
Operating profit (loss)	8,964	51,598	(18,619)	(25,772)	16,171
Operating profit (loss) before nonrecurring charges	25,479	52,048	(1,863)	(19,336)	56,328
Operating segment assets	379,868	195,090	70,731	55,209	700,898
Capital expenditures	15,998	1,979	6,957	1,385	26,319
FISCAL 2000					
External sales	$1,033,747	$ 447,588	$ 203,524	$ —	$ 1,684,859
Intersegment sales	—	136,061	—	—	136,061
Depreciation and amortization	14,864	2,860	4,701	1,528	23,953
Operating profit (loss)	58,032	30,986	(3,765)	(13,680)	71,573
Operating segment assets	403,520	199,708	86,371	50,470	740,069
Capital expenditures	18,683	1,859	8,672	1,314	30,528
FISCAL 1999					
External sales	$ 927,626	$ 470,787	$ 186,621	$ 9,097	$ 1,594,131
Intersegment sales	—	123,537	—	—	123,537
Depreciation and amortization	16,030	3,464	4,340	1,713	25,547
Operating profit (loss)	54,022	32,791	(3,655)	(15,487)	67,671
Operating segment assets	332,680	194,910	76,334	46,414	650,338
Capital expenditures	18,287	1,762	8,309	330	28,688

Following is a reconciliation of operating profit to earnings (loss) before income taxes and extraordinary loss:

	2001	2000	1999
Total operating profit	$ 16,171	$71,573	$67,671
Interest expense	20,240	18,823	17,349
Non-operating other (income) expense	1,606	393	(1,443)
Earnings (loss) before income taxes and extraordinary loss	$ (5,675)	$ 52,357	$51,765

For geographic purposes, the domestic operations include the wholesale distribution of branded, licensed and private-label footwear to a variety of retail customers, and nationwide operation of the Famous Footwear and Naturalizer chains of footwear stores.

The Company's foreign operations primarily consist of wholesale distribution operations in the Far East and wholesaling and retailing in Canada. The Far East operations include "first-cost" operations, where footwear is sold at foreign ports to customers who then import the footwear into the United States.

A summary of the Company's net sales and long-lived assets by geographic area were as follows (in thousands):

	2001	2000	1999
NET SALES			
United States	$ 1,429,617	$1,397,536	$1,282,067
Far East	252,729	215,079	236,451
Canada	76,195	74,127	75,340
Latin America, Europe and other	69	25	1,980
Inter-area transfers	(2,762)	(1,908)	(1,707)
	$ 1,755,848	$1,684,859	$1,594,131
LONG-LIVED ASSETS			
United States	$ 150,487	$ 153,910	$ 138,651
Far East	11,040	11,628	12,045
Canada	12,297	11,664	11,709
Latin America, Europe and other	164	135	159
	$ 173,988	$ 177,337	$ 162,564

Long-lived assets consisted primarily of property and equipment, prepaid pension costs, goodwill, trademarks and other assets.

[7] PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

	FEBRUARY 2, 2002	FEBRUARY 3, 2001
Land and buildings	$ 30,730	$ 31,004
Leasehold improvements	70,073	67,543
Furniture, fixtures and equipment	150,847	147,061
	251,650	245,608
Allowances for depreciation and amortization	(165,904)	(155,003)
	$ 85,746	$ 90,605

Under the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," charges included in selling and administrative expense for impaired assets of $0.7 million, $1.1 million and $1.3 million were recognized in fiscal 2001, 2000 and 1999, respectively. Fair value was based on estimated future cash flows to be generated by retail stores, discounted at a market rate of interest.

[8] LONG-TERM AND SHORT-TERM FINANCING ARRANGEMENTS

Long-term debt, including capitalized lease obligations, net of unamortized discounts, consisted of the following (in thousands):

	FEBRUARY 2, 2002	FEBRUARY 3, 2001
Revolving Credit Agreement	$ 100,000	$ —
9.5% Senior Notes due 2006	—	100,000
7.36% Senior Notes, payments of $10,000 due annually through 2003	20,000	30,000
7.07%-8.83% Debentures due 2002	18,550	18,548
7.125% Debentures due 2003	10,000	10,000
Capitalized lease obligations	3,491	3,489
	$ 152,041	$ 162,037

Maturities of long-term debt and capitalized lease obligations for 2002 through 2006 are: 2002 – $28.6 million; 2003 – $20.0 million; 2004 – $0.5 million; 2005 – $0.6 million, and 2006 – $100.6 million.

In December 2001, the Company entered into a new five-year, secured $350 million revolving bank credit agreement. The amount that can be borrowed under this agreement is based on availability, which is the sum of eligible accounts receivable and inventory less certain adjustments, less outstanding borrowings. If availability falls below certain levels, certain covenants are triggered including fixed charge coverage requirements if below $35 million and default if below $25 million. The agreement includes certain other covenants and restrictions. Interest on borrowings under the credit agreement is at varying rates based on the LIBOR rate or the Base Rate, as defined. There is a fee payable on the unused amount of the facility.

At February 2, 2002, the Company had $164.3 million of borrowings outstanding and $13.1 million in letters of credit outstanding under the revolving bank credit agreement. Total additional borrowing availability was approximately $102 million at the end of 2001. $100 million of these borrowings have been classified as long-term in the Balance Sheet, as the Company does not expect these to be repaid in fiscal 2002. The Company has interest rate swap agreements, expiring between October 2004 and October 2006, that convert variable rate interest payable on $100 million of long-term borrowings under the revolving credit agreement to a fixed rate of 6.88%. The other $64.3 million of borrowings under the revolving bank credit agreement has an average interest rate of 4.89%.

In January 2002, the Company redeemed its 9.5% $100 million notes that were scheduled to mature in 2006. The call premium and the write-off of deferred debt issuance expenses associated with this debt and the Company's previous revolving credit agreement, totaling $4.9 million aftertax, were recorded as an extraordinary loss in the fourth quarter of fiscal 2001. The early retirement of this debt was funded by the new credit facility.

The Company's Canadian operations maintain uncommitted lines of credit totaling approximately $1.9 million to cover letters of credit and foreign exchange contracts against which $1.1 million was outstanding at February 2, 2002.

The revolving bank credit agreement and the 7.36% Senior Notes are secured by the accounts receivable and inventory of the parent company and its wholly-owned domestic and Canadian subsidiaries. The 7.07%, 8.83% and 7.125% debentures are unsecured.

The maximum amount of short-term borrowings under the current and previous revolving bank credit arrangements at the end of any month was $97.0 million in 2001 and $86.0 million in 2000. The average short-term borrowings during the year were $79.7 million in 2001 and $36.1 million in 2000. The weighted average interest rates approximated 6.3% in 2001, and 8.3% in 2000.

Cash payments of interest for fiscal 2001, 2000 and 1999 were $23.2 million, $18.3 million and $18.0 million, respectively.

[9] LEASES

The Company leases all of its retail locations and certain other equipment and facilities. Approximately 50% of the retail store leases are subject to renewal options for varying periods.

In addition to minimum rental payments, certain of the retail store leases require contingent payments based on sales levels.

Rent expense for operating leases amounted to (in thousands):

	2001	2000	1999
Minimum payments	$108,729	$ 99,107	$ 90,366
Contingent payments	1,233	2,831	2,844
	$109,962	$101,938	$ 93,210

Future minimum payments under noncancelable operating leases with an initial term of one year or more were as follows at February 2, 2002 (in thousands):

2002	$ 117,192
2003	109,045
2004	94,688
2005	73,608
2006	56,993
Thereafter	164,458
Total minimum lease payments	$ 615,984

The Company is contingently liable for lease commitments of approximately $20 million, which primarily relate to the Cloth World and Meis specialty retailing chains, which were sold in prior years.

[10] DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments, primarily foreign exchange contracts and interest rate caps and swaps, to reduce its exposure to market risks from changes in foreign exchange rates and interest rates. These derivatives, designated as cash flow hedges, are used to hedge the procurement of footwear from foreign countries and the variability of cash flows paid on variable-rate debt. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to these financial instruments. Counterparties to these agreements are, however, major international financial institutions, and the risk of loss due to nonperformance is believed to be minimal.

The Company enters into foreign exchange instruments to hedge foreign currency transactions on a continuous basis for periods consistent with its committed exposures. The terms of these instruments are generally less than a year. The primary purpose of the foreign currency hedging activities is to protect the Company from the risk the eventual cash outflows resulting from the purchases of inventory from foreign suppliers will be adversely affected by changes in exchange rates.

The Company's outstanding derivative financial instruments related to foreign exchange risk consisted of the following (in thousands of U.S. dollars):

	FEBRUARY 2, 2002	FEBRUARY 3, 2001
DELIVERABLE FINANCIAL INSTRUMENTS		
Euro	$ 4,400	$ —
Italian lira	—	13,000
Canadian dollars	1,300	3,600
Japanese yen and other currencies	800	2,900
NON-DELIVERABLE FINANCIAL INSTRUMENTS		
New Taiwanese dollars	1,400	6,400
	$ 7,900	$ 25,900

Unrealized gains related to these instruments, based on dealer-quoted prices, were $0.1 million and $0.5 million at February 2, 2002, and February 3, 2001, respectively.

At the end of 2001, the Company had interest rate swap agreements, expiring between October 2004 and October 2006, that convert variable rate interest payable on $100 million of long-term borrowings under its revolving bank credit agreement to a fixed rate of 6.88%. The Company had another swap agreement, expiring in March 2002, that converts the variable interest payable on $20 million of short-term borrowings to a fixed rate of 6.34%. Unrealized losses on these swap agreements, based on order-quoted prices, were $1.2 million at February 2, 2002. The Company had no interest rate derivative instruments outstanding at February 3, 2001.

In 2001, the Company adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes standards for recognition and measurement of derivatives and hedging activities. The effective portions of changes in the fair value of derivatives are recorded in Other Comprehensive Income and reclassified to earnings when the hedged item affects earnings. The ineffective portions of changes in the fair value of cash flow hedges are immediately recognized in earnings. In adoption of this statement at the beginning of 2001, the Company recorded a cumulative transition adjustment to increase Other Comprehensive Income by $0.3 million, net of taxes, to recognize the fair value of its derivative instruments. The Company reclassified all of the transition adjustment into earnings in 2001.

During 2001, changes in the fair value of derivatives and reclassifications from Other Comprehensive Income to earnings from the initial transition adjustment resulted in a decrease in Other Comprehensive Income of $0.7 million, net of taxes. During 2001 ineffective hedges were not material.

[11] FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments at February 2, 2002, and February 3, 2001, are (in thousands):

	2001		2000	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
LIABILITIES				
Long-term debt, including current maturities	$152,041	$153,345	$162,037	$157,111

The fair value of the Company's long-term debt was based upon the borrowing rates currently available to the Company for financing arrangements with similar terms and maturities.

Carrying amounts reported on the balance sheet for cash, cash equivalents and receivables approximate fair value due to the short-term maturity of these instruments.

[12] CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially subject the Company to significant concentration of credit risk, consisted primarily of cash, cash equivalents and trade accounts receivable.

The Company maintains cash and cash equivalents and certain other financial instruments with various financial institutions. The financial institutions are located throughout the world, and the Company's policy is designed to limit exposure to any one institution or geographic region. The Company's periodic evaluations of the relative credit standing of these financial institutions are considered in the Company's investment strategy.

The Company's footwear wholesaling businesses sell primarily to department stores, mass merchandisers, and independent retailers across the United States and Canada. Receivables arising from these sales are not collateralized; however, a portion is covered by documentary letters of credit. Credit risk is affected by conditions or occurrences within the economy and the retail industry. The Company maintains an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

[13] COMMITMENTS AND CONTINGENCIES

The Company is involved in environmental remediation and ongoing compliance activities at several sites.

The Company is remediating a residential area adjacent to owned property in Colorado, under the oversight of Colorado authorities. This residential area has been affected by types of solvents previously used at the facility. The Company is also remediating the owned property. In fiscal 2000, a class-action lawsuit was filed against the Company related to this site. In December 2001, the court denied the plaintiffs' motion for class certification and ordered the individual plaintiffs to proceed with the case. The plaintiffs have asked the court to reconsider its ruling. The Company does not believe the ultimate outcome of this lawsuit will have a materially adverse effect on its results of operations or financial condition. During fiscal 2001 and 2000, the Company incurred charges of $1.4 million and $3.0 million, respectively, related to this site.

The Company has completed its remediation efforts at its closed New York tannery and two associated landfills. In 1995, state environmental authorities reclassified the status of these sites as being properly closed and requiring only continued maintenance and monitoring over the next 22 years.

In addition, various federal and state authorities have identified the Company as a potentially responsible party for remediation at certain landfills from the sale or disposal of solvents and other by-products from the closed tannery and shoe manufacturing facilities.

Based on information currently available, the Company had an accrued liability of $4.1 million, as of February 2, 2002, to complete the cleanup at all sites. The ultimate cost may vary.

While the Company currently does not operate domestic manufacturing facilities, prior operations included numerous manufacturing and other facilities for which the Company may have responsibility under various environmental laws for the remediation of conditions that may be identified in the future.

The Company also is involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, after consulting with legal counsel, the outcome of such proceedings and litigation currently pending will not have a materially adverse effect on the Company's results of operations or financial position.

[14] COMMON STOCK

The Company's common stock has a par value of $3.75 per share and 100,000,000 shares are authorized. At February 2, 2002 and February 3, 2001, there were 17,483,585 shares and 17,460,772 shares, net of 4,522,312 shares and 4,545,125 shares held in treasury, outstanding, respectively. The stock is listed and traded on the New York and Chicago Stock Exchanges (symbol BWS). There were approximately 5,500 shareholders of record at February 2, 2002.

The Company has a Shareholder Rights Plan under which each outstanding share of the Company's common stock carries one Common Stock Purchase Right. The rights may only become exercisable under certain circumstances involving acquisition of the Company's common stock by a person or group of persons without the prior written consent of the Company. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the Company's common stock or shares of common stock of the acquiring person at discounted prices. The rights will expire on March 18, 2006, unless they are earlier exercised, redeemed or exchanged.

[15] STOCK OPTION AND STOCK RELATED PLANS

The Company has stock option, stock appreciation, restricted stock and stock performance plans under which certain officers, employees and members of the board of directors are participants.

All stock options are granted at market value. Stock appreciation units also have been granted in tandem with certain options. Such units entitle the participant to receive an amount, in cash and/or stock, equal to the difference between the current market value of a share of stock at the exercise date and the option price of such share of stock. The options and appreciation units generally become exercisable one year from the date of the grant at a rate of 25% per year and are exercisable for up to 10 years from date of grant. Since the stock appreciation rights are issued in tandem with stock options, the exercise of either cancels the other. As of February 2, 2002, 449,583 additional shares of common stock were available to be granted in the form of options, restricted stock or stock performance.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options instead of the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5.1%, 6.6% and 5.8%; dividend yields of 2.4%, 4.0% and 2.2%; volatility factors of the expected market price of the Company's common stock of .45, .39 and .36; and a weighted-average expected life of the option of seven years. The weighted average fair value of options granted during 2001, 2000 and 1999 was $7.04, $3.44 and $6.76 per share, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for per share amounts):

	2001	2000	1999
Net income (loss) as reported	$ (3,962)	$ 36,365	$ 35,501
Pro forma net income (loss)	(5,296)	34,564	33,666
Basic earnings (loss) per common share as reported	(.23)	2.06	1.99
Pro forma basic earnings (loss) per common share	(.31)	1.96	1.89
Diluted earnings (loss) per common share as reported	(.23)	2.04	1.96
Pro forma diluted earnings (loss) per common share	(.31)	1.94	1.85

The following summary sets forth the Company's stock option and stock appreciation rights activity for the three years ended February 2, 2002:

	NUMBER OF OPTION SHARES	NUMBER OF APPRECIATION UNITS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding January 30, 1999	1,445,094	256,038	$17
Granted	555,300	—	19
Exercised	(50,750)	—	16
Terminated	(98,399)	(39,005)	21
Outstanding January 29, 2000	1,851,245	217,033	18
Granted	603,000	—	10
Exercised	—	—	—
Terminated	(267,820)	—	17
Outstanding February 3, 2001	2,186,425	217,033	18
Granted	112,200	—	17
Exercised	(160,321)	(59,816)	14
Terminated	(323,804)	(6,556)	16
Outstanding February 2, 2002	1,814,500	150,661	$16

Following is a summary of stock options outstanding as of February 2, 2002, which have exercise prices ranging from $10 to $38:

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING LIFE (YEARS)
OPTIONS OUTSTANDING			
Price under $15	795,250	$ 12	7
Price $15 or over	1,019,250	18	6
	1,814,500	$ 16	7
OPTIONS EXERCISABLE			
Price under $15	425,969	$ 13	6
Price $15 or over	707,675	19	6
	1,133,644	$ 17	6

At February 3, 2001, 1,036,206 options with a weighted average exercise price of $17 were exercisable. At January 29, 2000, 800,370 options with a weighted average exercise price of $18 were exercisable.

Under the Company's restricted stock program, common stock of the Company may be granted at no cost to certain officers and key employees. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of these shares during an eight-year period whereby the restrictions lapse on 50% of these shares after four years, 25% after six years and the remaining 25% after eight years. Upon issuance of stock under the plan, unearned compensation equivalent to the market value at the date of grant is charged to shareholders' equity and subsequently amortized to expense over the eight-year restriction period. In fiscal 2001 and 1999, net shares granted were 29,750 and 38,500, respectively. In fiscal 2000, there were net forfeitures of 21,500 restricted shares. Compensation expense related to these shares was $1.0 million, $0.6 million and $0.8 million in 2001, 2000 and 1999, respectively.

Under the Company's stock performance plan, common stock may be awarded at the end of the performance period at no cost to certain officers and key employees if certain financial goals are met. Compensation expense is recorded over the performance period based on the anticipated number and market value of shares to be awarded. Compensation expense for performance shares was $0.5 million and $0.3 million in 2000 and 1999, respectively. In fiscal 2001, projections indicated that there would be no awards at the end of the performance periods. Accordingly, accrued expenses for those plans were reversed, resulting in income in 2001 of $0.8 million.

[16] SUPPLEMENTARY INFORMATION

BALANCE SHEET

Cash equivalents of $17.4 million and $36.5 million at February 2, 2002 and February 3, 2001, respectively, are stated at cost, which approximates fair value.

STATEMENT OF CONSOLIDATED EARNINGS

Advertising and marketing costs totaled $49.0 million, $50.7 million and $52.5 million in 2001, 2000 and 1999, respectively.

Other Expense (Income) consisted of the following (in thousands):

	2001	2000	1999
Interest income	$ (1,329)	$ (2,245)	$(1,884)
Gain on sale of fixed assets	(1,861)	—	—
Amortization/writeoff of intangibles	2,574	849	893
Environmental charges	1,435	2,959	1,790
Gain on sale of le coq sportif	—	—	(2,334)
Other, net	669	(1,399)	955
Total	$ 1,488	$ 164	$ (580)

[17] IMPACT OF NEW ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new standard, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statement. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new standards on accounting for "Goodwill and Other Intangible Assets" beginning in the first quarter of fiscal 2002. Application of the nonamortization provisions of the statement is expected to result in an increase in net income in fiscal 2002 of approximately $0.8 million. During fiscal 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets. The Company does not expect the impairment test provisions of the statement will have a significant effect on earnings or the financial position of the Company.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a disposal of a segment of a business." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect that the adoption of the Statement will have a significant effect on earnings or the financial position of the Company.

MANAGEMENT REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Brown Shoe Company, Inc. has the responsibility for preparing the accompanying financial statements and for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles, and are not misstated due to material fraud or error. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

The Company's financial statements have been audited by Ernst & Young LLP, independent auditors. Management has made available to Ernst & Young LLP all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

The Audit Committee of Brown Shoe Company, Inc., Board of Directors is comprised of four outside directors. The Committee meets regularly with the Company's independent auditors, Ernst & Young LLP, and management. The purpose of these meetings is to review, among other things, the scope and results of the annual audit, the internal audit activities and the system of internal accounting control. To ensure complete independence, Ernst & Young LLP and the internal audit staff have direct access to the Audit Committee without the presence of management to discuss the results of their examinations.

Management of the Company has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. The Company maintains an internal auditing program that independently assesses the effectiveness of the internal controls and recommends possible improvements thereto. Management believes that the Company's system of internal control is adequate to accomplish the objectives discussed herein.

Management also recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the Company's code of conduct, which is published throughout the Company. The code of conduct addresses, among other things, the necessity of ensuring open communication within the Company; potential conflicts of interest; compliance with all domestic and foreign laws, including those relating to financial disclosure; and the confidentiality of proprietary information. The Company maintains a program to systematically assess compliance with these policies. The results of this compliance program are discussed with the Audit Committee.



Ronald A. Fromm
Chief Executive Officer



Andrew M. Rosen
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Brown Shoe Company, Inc.

We have audited the accompanying consolidated balance sheets of Brown Shoe Company, Inc. as of February 2, 2002 and February 3, 2001 and the related statements of consolidated earnings, shareholders' equity, and cash flows for each of the three years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown Shoe Company, Inc. at February 2, 2002 and February 3, 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States.



St. Louis, Missouri
February 27, 2002

SELECTED QUARTERLY INFORMATION (UNAUDITED)

Following is a summary of selected quarterly information (in thousands except per share) for the fiscal years ended February 2, 2002, and February 3, 2001.

	QUARTERS			
	FIRST (13 WEEKS)	SECOND (13 WEEKS)	THIRD (13 WEEKS)	FOURTH (13 WEEKS)
2001				
Net sales	$ 436,138	$ 442,079	$ 462,361	$415,270
Gross profit	175,048	169,544	181,487	140,220
Earnings (loss) before extraordinary loss	6,411	5,795	11,851	(23,108)
Net earnings (loss)	6,411	5,795	11,851	(28,019)
Per share of common stock:				
Earnings (loss) before extraordinary loss—basic	$ .37	$ .34	$ .69	$ (1.34)
Earnings (loss) before extraordinary loss—diluted	.36	.33	.68	(1.34)
Net earnings (loss)—basic	.37	.34	.69	(1.63)
Net earnings (loss)—diluted	.36	.33	.68	(1.63)
Dividends paid	.10	.10	.10	.10
Market value:				
High	19.91	20.26	15.85	17.01
Low	16.08	15.20	10.27	11.30

	(13 WEEKS)	(13 WEEKS)	(13 WEEKS)	(14 WEEKS)
2000				
Net sales	$ 394,757	$ 419,147	$ 463,312	$ 407,643
Gross profit	161,974	168,091	184,357	167,710
Net earnings	6,548	9,198	15,615	5,004
Per share of common stock:				
Net earnings—basic	$ .37	$ .51	$ .88	$ .29
Net earnings—diluted	.36	.51	.88	.29
Dividends paid	.10	.10	.10	.10
Market value:				
High	13.00	14.75	14.19	17.50
Low	9.38	9.31	8.50	8.81

Note 1: Results for the fourth quarter of fiscal 2001 include aftertax nonrecurring charges totaling $27.3 million for the closing of Naturalizer retail stores, inventory markdowns at Famous Footwear, management transition at Famous Footwear, severance costs to implement a Shared Services administrative platform, and the write-off of goodwill in the Company's e-commerce business.

Note 2: In the fourth quarter of fiscal 2001, an extraordinary loss of $4.9 million, aftertax, was incurred from the early redemption of debt.

Note 3: The sum of the quarterly Earnings per Common Share in fiscal 2001 does not equal the reported annual Earnings per Share due to the loss in the fourth quarter, which requires the use of Basic average shares outstanding so as not to be anti-dilutive.

Directors' and Officers' Liability Insurance: The New York Business Corporation Act requires that New York corporations provide to their shareholders information regarding any policies of directors' and officers' liability insurance which have been purchased or renewed. Accordingly, notice is hereby given that on October 31, 1998, the Company purchased, for a three-year term, policies of directors' and officers' liability insurance from Federal Insurance Company, a member of the Chubb Insurance Group and National Union Fire Insurance Company. These policies cover all duly elected directors and all duly elected or appointed officers of Brown Shoe Company, Inc. and its subsidiary companies.The policy premium for the three-year term is $312,000. In October 1999, the Company extended the above policy for one additional year. The premium for the additional year is $114,000. In November 2000, the Company extended the above policy for an additional year through October 31, 2003. The premium for this additional year is $122,900. To date, no claims have been paid under any policy of directors' and officers' liability insurance.

RONALD A. FROMM*
Chairman of the Board, President and Chief Executive Officer

FAMOUS FOOTWEAR

JOSEPH W. WOOD*
President

RICHARD M. AUSICK*
Senior Vice President and
Chief Merchandise Officer

SCOTT W. COOPER*
Senior Vice President, Marketing

DOUGLAS W. KOCH*
Senior Vice President
Human Resources

J. MARTIN LANG*
Senior Vice President and
Chief Financial Officer

JOHN R. MAZURK*
Senior Vice President, Retail Sales

JAMES M. ROE*
Senior Vice President, Real Estate

BROWN SHOE WHOLESALE

GARY M. RICH*
President

JAMES W. ANDERSON*
Vice President, Finance

RICHARD GELBER
Vice President and
General Manager
Carlos by Carlos Santana

DENNIS F. HADICAN
Vice President and General
Manager, Westport

DAVID E. HANEBRINK
Vice President and General
Manager, Men's and Athletics

JEFFREY M. SANDERS
Senior Vice President and
General Manager, LifeStride

PAUL M. SHAPIRO
Vice President and General Manager
Buster Brown & Co.

ALAN A. SILVERSTEIN
Senior Vice President and
General Manager, Women's

NATURALIZER

BYRON D. NORFLEET*
President

W. BRADLEY ADAMS
Vice President, Marketing

MICHAEL S. GILLAM
Vice President, Finance

LAUREL L. HANNEKE
Vice President, Merchandising

MARK JENKINS
Senior Vice President and
General Manager, Retail

J. THOMAS PARKER
Senior Vice President, Wholesale

MARK J. SCHAUSTER
Senior Vice President and
Director, Product Development

THOMAS F. TALBOT, JR.
Vice President, Real Estate

BROWN SHOE INTERNATIONAL

DAVID H. SCHWARTZ*
President

HOWARD B. HERMAN
Senior Vice President and
General Manager, International
Sales and Licensing

KENNETH W. GILBERTSON
President, Canada Wholesale

ROBERT C. GOLDSTICKER
Vice President, Finance

JEAN-GUY VAUDRY
President, Canada Retail

CORPORATE GOVERNANCE

ANDREW M. ROSEN*
Chief Financial Officer
and Treasurer

ELIZABETH A. FAGAN
Vice President, Corporate
Communications

MICHAEL I. OBERLANDER*
Vice President, General Counsel
and Corporate Secretary

RICHARD C. SCHUMACHER*
Vice President and
Chief Accounting Officer

SUPPORT SERVICES

DAVID H. SCHWARTZ*
Chief Operating Officer

ROBERT M. DYER
Vice President, Marketing Services

CHARLES C. GILLMAN*
President, Worldwide Sourcing

DOUGLAS W. KOCH*
Senior Vice President
Human Resources

RICHARD T. PRICE
Vice President, Information
Systems and Technology

JAMES M. ROE*
Senior Vice President, Real Estate

ROBERT E. STADLER, JR.*
Senior Vice President, Administration

* Member of the Company's
Operating Committee

BOARD OF DIRECTORS

RONALD A. FROMM (1)
Chairman of the Board, President and Chief Executive Officer

JOSEPH L. BOWER (3,4)
Donald Kirk David Professor of Business Administration Harvard Business School

JULIE C. ESREY (2,4)
Director of various organizations

RICHARD A. LIDDY (1,2,4)
Director and Retired Chairman of the Board, GenAmerica Financial Corporation

JOHN PETERS MACCARTHY (2,3)
Retired Chairman of the Board and Chief Executive Officer, Boatmen's Trust Company

PATRICIA G. MCGINNIS (2)
President and Chief Executive Officer, The Council for Excellence in Government

W. PATRICK MCGINNIS (3)
President and Chief Executive Officer, Nestlé Purina PetCare Company

JERRY E. RITTER (1,3,4)
Retired Executive Vice President of Anheuser-Busch Companies, Inc.

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Governance and Nominating Committee

INVESTOR INFORMATION

CORPORATE HEADQUARTERS
Brown Shoe Company, Inc.
8300 Maryland Avenue
St. Louis, Missouri 63105-3693

Mailing Address:
Post Office Box 29
St. Louis, Missouri 63166-0029

Telephone: (314) 854-4000
Fax: (314) 854-4274
E-mail: info@brownshoe.com

INTERNET ADDRESS
www.brownshoe.com

ANNUAL MEETING
11:00 a.m. Central Daylight Time
Thursday, May 23, 2002
Brown Shoe Company, Inc.
Corporate Headquarters

STOCK LISTED


BWS
Listed
NYSE

Brown Shoe stock is listed on the New York Stock Exchange and the Chicago Stock Exchange (ticker symbol BWS).

NUMBER OF SHAREHOLDERS OF RECORD
5,500

NUMBER OF EMPLOYEES
11,500

INDEPENDENT AUDITORS
Ernst & Young LLP
St. Louis, Missouri

TRANSFER AGENT/REGISTRAR/DIVIDEND DISBURSING AGENT
EquiServe
Shareholder Services
Post Office Box 2500
Jersey City, New Jersey 07303-2500
Telephone: (201) 324-0498
(800) 446-2617
Internet: www.equiserve.com

DIVIDEND REINVESTMENT PLAN
The Dividend Reinvestment Plan provides a means of automatic dividend reinvestment and includes a provision for voluntary investment of additional cash. For a prospectus and enrollment form, contact EquiServe (address above).

DIRECT DEPOSIT OF DIVIDENDS
Registered shareholders may have their quarterly dividend checks deposited directly to their bank accounts. For more information or to request an enrollment form, contact EquiServe (address above).

TRUSTEE OF DEBENTURES
State Street Bank and Trust Company of Missouri, N.A.
One Metropolitan Square
Post Office Box 321
St. Louis, Missouri 63166-0321
(314) 655-3030

ADDITIONAL INFORMATION

ON THE INTERNET:
You can access financial and other information such as significant news releases, Forms 10-K and 10-Q, and product information, on the Internet at www.brownshoe.com

BY CALLING OR WRITING:
You can also request that any of these materials be mailed to you at no charge by calling or writing:

Brown Shoe Company, Inc.
Investor Relations Office
Post Office Box 29
St. Louis, Missouri 63166-0029
(314) 854-4000



Brian C. Cook
President (retired), Famous Footwear

After 22 years as president of Famous Footwear, Brian C. Cook retired on February 1, 2002. He built Famous Footwear into a billion-dollar footwear retail chain from two stores to the 920 stores we have today.

DESIGN: BROWN CREATIVE PHOTOGRAPHY: STEPHEN DOLAN BRIAN KUHLMANN


BROWN SHOE

BROWN SHOE COMPANY, INC.
8300 MARYLAND AVENUE
SAINT LOUIS, MISSOURI 63105